UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

INFOCUS CORPORATION

(Name of Subject Company)

INFOCUS CORPORATION

(Name of Person Filing Statement)

Common Stock, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number of Class of Securities)

Robert G. O’Malley

President and Chief Executive Officer

InFocus Corporation

27500 SW Parkway

Wilsonville, Oregon 97070

(503) 685-8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Robertson

Garvey Schubert Barer

1191 Second Avenue, Suite 1800

Seattle, Washington 98101

(206) 464-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company is InFocus Corporation, an Oregon corporation (“InFocus” or the “Company”). The address of the Company’s principal executive office is 27500 SW Parkway, Wilsonville, Oregon 97070. The Company’s telephone number is (503) 685-8888.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, without par value, of the Company, including the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of January 7, 2009, between the Company and Mellon Investor Services LLC, a New Jersey limited liability company (the shares of common stock together with the associated common share purchase rights, the “Shares”). As of April 20, 2009, there were 40,669,516 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 “Subject Company Information” above, which information is incorporated by reference herein. The Company’s website is www.infocus.com. The information on the Company’s website should not be considered a part of this statement.

Tender Offer

This Schedule 14D-9 relates to the tender offer by IC Acquisition Corp., an Oregon corporation (“Purchaser”) and a wholly-owned subsidiary of Image Holdings Corporation, an Oregon corporation (“Parent”) and a wholly-owned subsidiary of Radisson Investment Limited, a Hong Kong corporation (“Radisson”), pursuant to which Purchaser has offered to purchase all outstanding Shares at a price per Share of $0.95 net to the seller in cash (such amount or any greater amount per Share paid pursuant to the Offer, the “Offer Price”), without interest and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase or to the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Purchaser, Parent and Radisson with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2009. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 10, 2009 (as such agreement may be amended from time to time, the “Merger Agreement”) by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Oregon Business Corporation Act (the “OBCA”), Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”), and each Share that is issued and outstanding (other than Shares that are owned by the Company, Parent, Purchaser or any of their respective direct or indirect subsidiaries, and any Shares held by Company shareholders who perfect dissenters’ rights, if any, under the OBCA with respect to the Merger) will thereupon be cancelled and converted into the right to receive cash in an amount equal to $0.95, or any higher price per Share paid in the Offer, without interest and subject to any required withholding of taxes (the “Merger Price”). At the effective time of the Merger (the “Effective Time”), the Company will become a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

According to the Offer to Purchase, the business address and telephone number for Purchaser is 14726 Ramona Avenue, Suite 201, Chino, California 91710, (909) 597-1683.

Except to the extent required by law, the Company does not take any responsibility for the accuracy or completeness of any information described herein from the Schedule TO, including information concerning Purchaser, its affiliates, officers or directors or any failure by Purchaser to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described below or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Radisson, Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the InFocus shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the InFocus Board after acquiring Shares pursuant to the Offer.

Agreements between the Company and Purchaser

In connection with the transactions contemplated by the Offer and Merger, (i) InFocus, Parent and Purchaser entered into the Merger Agreement, (ii) InFocus, Parent, Purchaser and Comerica Bank entered into an Escrow Agreement, dated April 10, 2009, and (iii) InFocus and Joui International LLC, a California limited liability company and affiliate of Radisson, Parent and Purchaser (“Joui” or “Joui International”), entered into a confidentiality agreement dated October 28, 2008, which was subsequently superseded in its entirety by an expanded confidentiality agreement between InFocus and Joui dated January 5, 2009 (the “Confidentiality Agreement”). Joui is wholly-owned by Lap Shun (John) Hui; Mr. Hui also controls Radisson, Parent and Purchaser. Mr. Hui, Radisson, Parent and Purchaser are deemed “affiliates” and “Representatives” of Joui under the Confidentiality Agreement.

The Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions to the consummation of the Offer contained in Sections 1 and 14 of the Offer to Purchase are incorporated by reference herein. Shareholders are encouraged to read the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and incorporated herein by reference, in its entirety.

The Escrow Agreement

The summary of the material terms of the Escrow Agreement set forth in Section 11 of the Offer to Purchase are incorporated by reference herein. Shareholders are encouraged to read the Escrow Agreement, a copy of which is filed as Exhibit (e)(5) hereto and incorporated herein by reference, in its entirety.

Confidentiality Agreement

As a condition to being furnished Information (as defined in the Confidentiality Agreement), Joui agreed, among other things, on behalf of itself and its “Representatives,” to hold the Information in confidence, not to disclose the Information to anyone other than its Representatives on a need to know basis, and not to use the Information for any purpose except in connection with a potential acquisition of InFocus. As defined in the Confidentiality Agreement, Joui’s “Representatives” include, among other persons, Mr. Hui, Radisson, Parent and Purchaser.

Joui and its Representatives’ obligations under the Confidentiality Agreement do not apply to the extent that Information (i) is or becomes publicly available other than as a result of a disclosure by Joui or its Representatives in violation of the Confidentiality Agreement or other obligation of confidentiality or (ii) is or becomes available to Joui or its Representatives on a non-confidential basis from a source (other than InFocus or its Representatives) not known by Joui to be prohibited from disclosing such information to Joui by a legal, contractual or fiduciary obligation.

In addition, pursuant to the Confidentiality Agreement Joui agreed, among other things, that for a period of two years from the date of the Confidentiality Agreement (the “Standstill Period”), Joui and its affiliates (including Mr. Hui, Radisson, Parent and Purchaser) will not take any of the following actions without the prior written consent of InFocus: (i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, directly or indirectly, by purchase or otherwise, ownership of any voting securities or direct or indirect rights or options to acquire any voting securities of InFocus or any subsidiary thereof; (ii) enter into any contract, arrangement, understanding, plan or commitment in respect of any Derivative Securities (as defined in the Confidentiality Agreement), (iii) seek or propose to influence or control the management or policies of InFocus or to obtain representation on the InFocus Board of Directors (the “InFocus Board”), or solicit, or participate in the solicitation of, any proxies or consents with respect to any securities of InFocus, or make any public announcement with respect to any of the foregoing or request permission to do any of the foregoing; (iv) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving InFocus or its securities or assets; (v) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; (vi) seek or request permission or participate in any effort to do any of the foregoing or make or seek permission to make any public announcement with respect to the foregoing; or (vii) request InFocus or any of its Representatives, directly or indirectly, to amend or waive any provision of this paragraph. The obligations described in this paragraph are referred to as the “Standstill Obligations.”

Provided that Joui and its Representatives have not solicited, initiated, encouraged, or taken any action to facilitate or assist or participate in connection with any of the following, the Standstill Obligations will be inoperative and of no force or effect if, at any time during the Standstill Period: (a) any person or group shall have acquired or entered into a binding definitive agreement that has been approved by the InFocus Board (or any committee thereof composed entirely of independent directors) to acquire more than 50% of InFocus or assets of InFocus or its subsidiaries representing more than 50% of the consolidated earnings power of InFocus and its subsidiaries, taken as a whole, (b) any person commences a tender or exchange offer which, if consummated, would result in such person’s acquisition of beneficial ownership of more than 50% of the outstanding voting securities of InFocus, and in connection therewith, InFocus files with the SEC a Schedule 14D-9 with respect to such offer; or (c) the InFocus Board (or any committee thereof composed entirely of independent directors) shall have determined in good faith, after consultation with outside legal counsel, that the failure to waive, limit, amend, or otherwise modify the Confidentiality Agreement would be reasonably likely to be inconsistent with the fiduciary duties of InFocus’ directors under applicable law.

Joui further agreed under the Confidentiality Agreement that, for a period of two years from the date of the Confidentiality Agreement, it would not solicit to employ or employ any InFocus employee to whom Joui was introduced or had contact with as a result of or in connection with the potential acquisition of InFocus. The foregoing restriction does not restrict or preclude Joui and its affiliates (i) from making general solicitations in newspapers or similar mass media not targeted at employees of InFocus, (ii) from hiring any former InFocus employee who terminated employment with InFocus prior to the initial solicitation, or (iii) from hiring any employee of InFocus who initially contacts Joui or its affiliates without prior contact or inducement by Joui or anyone acting on Joui’s behalf. The Confidentiality Agreement also provides that, until the earlier of (a) the consummation of an acquisition of InFocus by Joui, or (b) two years from the date of the Confidentiality Agreement, Joui will not, without the prior written consent of InFocus, initiate or maintain contact (except in the ordinary course of business) with any officer, director, employee, supplier, distributor, broker or customer of InFocus for the purpose of obtaining information regarding InFocus’ operations, assets, prospects or finances.

The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Directors and Executive Officers of the Company

Certain agreements, arrangements or understandings between the Company and certain of its executive officers and directors are described in the Information Statement.

Interests of Certain Persons Generally

In considering the recommendation of the InFocus Board to tender Shares pursuant to the Offer or otherwise approve the Merger, shareholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of shareholders generally. As described below, the completion of the transactions contemplated by the Merger Agreement will constitute a change-in-control of the Company under certain of these arrangements and agreements, which entitle the Company’s executive officers to receive certain payments and benefits under certain circumstances. The InFocus Board was aware of these agreements and arrangements during its consideration and deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9.

Tender and Support Agreement

In order to induce Parent and Purchaser to enter into the Merger Agreement, all members of the InFocus Board and all executive officers of the Company (in their capacity as shareholders of the Company) entered into a Tender and Support Agreement (the “Support Agreement”) with Parent and Purchaser concurrently with the execution and delivery of the Merger Agreement. On the terms and subject to the conditions of the Support Agreement, among other things, these individuals agreed to tender pursuant to the Offer the Shares beneficially owned by them and to vote such shares in favor of adoption of the Merger Agreement at any special shareholders’ meeting called for that purpose. Notwithstanding the foregoing, each officer and director party to the Support Agreement may withdraw their tender of the Shares if, at any time prior to the acceptance by Purchaser of such tender, the InFocus Board effects a change in its recommendation concerning the Offer in accordance with the terms of the Merger Agreement.

The foregoing summary of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Effect of the Offer and the Merger on InFocus’ Equity Incentive Plans

Stock Options. Under the Merger Agreement, outstanding options to acquire InFocus common stock under InFocus’ stock incentive plans, including those held by InFocus executive officers and directors, will be treated as follows in the Merger:

•

In accordance with the terms of the Merger Agreement, the InFocus Board, in its capacity as administrator of the 1998 Stock Incentive Plan (the “1998 Plan”), has adopted a resolution providing that, immediately prior to the acceptance of Shares for payment in the Offer, all stock options issued under the 1998 Plan will vest and become exercisable as to all Shares subject to the stock options. In addition, the InFocus Board has adopted a resolution permitting the cashless exercise of stock options having an exercise price less than $0.95 per share. It is expected that holders of stock options having an exercise price that is less than $0.95 per share will, immediately prior to acceptance of shares for payment in the Offer, exercise such stock options using the cashless exercise feature, and tender the exercised shares into the Offer, with the result that each such holder will receive, upon completion of the Offer, for each Share underlying the option, an amount in cash equal to the difference between the Offer Price and the per share exercise price of the option, subject to any applicable withholding tax.

•

Any stock options outstanding under the 1998 Plan (including options with an exercise price that is greater than the Offer Price) that are not exercised will remain outstanding. The Merger Agreement provides that, at the Effective Time, the Surviving Corporation will assume, to the extent and in the manner provided in Section 10.4 of the 1998 Plan, each stock option that is outstanding under the 1998 Plan immediately prior to the Effective Time, and immediately after the Effective Time the Surviving Corporation shall cause the Plan Administrator (as defined in the 1998 Plan) to adjust the 1998 Plan and the stock options outstanding thereunder as of the Effective Time to the extent and in the manner provided in Section 10.1 of the 1998 Plan, with such adjustments to be effective as of the Effective Time.

•

All stock options outstanding under the InFocus Director Stock Option Plan (“Director Stock Options”) are fully vested. The Merger Agreement provides that, effective as of the Effective Time, each then outstanding and unexercised Director Stock Option will be cancelled and terminated as of the Effective Time (if not exercised prior to the Effective Time) and the holder thereof will become entitled to receive an amount of cash, if any, from the Company equal to the product of (a) the excess, if any, of the Merger Price over the exercise price per Share of such Director Stock Option, and (b) the number of Shares subject to the exercisable portion of such Director Stock Option. The Merger Agreement provides that any Director Stock Option with an exercise price per Share which is greater than the Merger Price shall be cancelled and terminated as of the Effective Time, and no consideration or payment shall be delivered in exchange thereunder or in respect thereof. There are no options outstanding under the InFocus Director Stock Option Plan that have an exercise price less than $0.95 per share.

The following table reflects the value of the acceleration of unvested options held by InFocus’ directors and executive officers pursuant to the terms of the option agreements and the Merger Agreement. The amounts set forth in the table are based on the difference between $0.95 and the applicable per share option exercise price of unvested options that are to be accelerated immediately prior to the acceptance of Shares for payment in the Offer:

Name	Total
Robert G. O’Malley	$26,100
Lisa K. Prentice	$26,100
Joseph P. O’Sullivan	$26,100
Steve Stark	$21,750
John D. Abouchar	—
Peter D. Behrendt	—
Michael R. Hallman	—
Robert B. Ladd	—
Bernard T. Marren	—
Michael A. Nery	—

Restricted Stock. In accordance with the terms of the Merger Agreement, the InFocus Board has adopted a resolution providing for acceleration of vesting of all outstanding shares of Company restricted stock held by any person performing services as an employee, director or consultant of InFocus or any subsidiary of InFocus immediately prior to the Effective Time, effective as of immediately prior to the Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of InFocus, Parent, Purchaser or the holders of any restricted shares, each restricted share that is outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive the Merger Price, subject to any required withholding of applicable taxes.

The following table reflects the value of the acceleration of unvested restricted stock held by InFocus’ directors and executive officers pursuant to the terms of certain award agreements and the Merger Agreement. The amounts set forth in the table below are based on the assumed per share value of $0.95 of unvested restricted stock that is to be accelerated immediately prior to the Effective Time:

Name	Total
Robert G. O’Malley	$182,875
Lisa K. Prentice	$67,291
Joseph P. O’Sullivan	$7,125
Steve Stark	$—
John D. Abouchar	$4,750
Peter D. Behrendt	$4,750
Michael R. Hallman	$4,750
Robert B. Ladd	—
Bernard T. Marren	$4,750
Michael A. Nery	—

Executive Severance Plan.

Applicability. The InFocus Executive Severance Pay Plan (the “Executive Plan”) provides for the payment of severance benefits to persons currently serving as executive officers of InFocus. Under the Executive Plan, covered executives are entitled to receive severance benefits in the event their employment is terminated without cause. In addition, a covered executive is entitled to severance benefits in the event the executive terminates his/her employment for “good reason” within 18 months after a “change-in-control.” The purchase by Purchaser pursuant to the Offer of Shares that result in Purchaser owning more than 25% of the Company’s outstanding shares would constitute a “change-in-control” for purposes of the Executive Plan.

“Good reason” is defined in the Executive Plan as one of the following occurrences: (i) substantial alteration of the executive’s duties or responsibilities; (ii) material reduction of the executive’s pay or benefits; (iii) relocation of the executive’s place of employment by more than 35 miles; or (iv) failure to pay the executive’s compensation within 10 days of the date it is due. “Cause” is defined in the Executive Plan as the executive’s (a) conviction for commission of a felony; (b) intentional or grossly negligent conduct that is demonstrably and significantly injurious to InFocus or its affiliates; (c) self-dealing, dishonesty, breach of fiduciary duty, or diversion of a corporate opportunity to the detriment of InFocus; (d) competition with InFocus; or (e) violation of a key InFocus policy (e.g. acts of harassment or discrimination, or use of unlawful drugs or drunkenness on Company property during normal work hours).

Severance Payments. For each of InFocus’ executive officers the amount of severance payable under the Executive Plan is equal to 12 months of salary continuation. In addition to salary continuation, the executives are entitled to receive a lump sum payment covering the cost of continuing the executive’s health insurance during the period of salary continuation, as well as outplacement services during the salary continuation period. The amount of severance pay is subject to reduction in the event any portion of the payment would be subject to the excise tax imposed pursuant to Section 280G of the Internal Revenue Code.

In order to receive severance under the Executive Plan, covered executives must sign a release of any claims against the Company. In addition, severance payments may be immediately terminated in the event the executive discloses any of our confidential information or violates certain non-competition provisions. There is a six-month delay in the commencement of payment of benefits to any executive who is a “specified employee” as that term is defined in Section 409A of the Internal Revenue Code and the rules and regulations thereunder.

The following table shows the estimated benefits that would be payable to the executive officers under the provisions of the Executive Plan if the Merger were to occur on June 30, 2009 and each executive officer’s employment were terminated on that date either by InFocus without “cause” or by the officer with “good reason.”

Name	Cash Severance	Insurance Continuation(1)	Outplacement Services(2)	Total
Robert G. O’Malley	$395,000	$12,423	$13,000	$420,423
Lisa K. Prentice	$260,000	$18,827	$13,000	$291,827
Joseph P. O’Sullivan	$400,667	$12,678	$8,530	$421,875
Steve Stark	$240,000	$18,827	$13,000	$271,827

(1)	Represents the estimated amount for 12 months of health insurance benefit payments at the rates paid by InFocus as of April 15, 2009.

(2)	Represents the cost of outplacement service for one year quoted by InFocus’ outplacement service provider as of April 20, 2009.

Director and Officer Exculpation, Indemnification and Insurance

Indemnification. The OBCA permits a corporation to include a provision in its articles of incorporation that eliminates personal liability of directors to the corporation and its shareholders for monetary damages for conduct as directors, except that no provision may eliminate or limit a director’s liability for (a) breach of the director’s duty of loyalty to the corporation or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) an unlawful payment of a dividend or repurchase of stock, or (d) any transaction from which the director derived an improper personal benefit. InFocus’ Restated Articles of Incorporation, as amended (the “Restated Articles”), limit the personal liability of directors to InFocus and its shareholders for monetary damages for conduct as directors to the fullest extent permitted by the OBCA.

The OBCA provides that a director or officer who has been or is threatened to be made a defendant in a legal proceeding because that person is or was a director or officer of a corporation (1) shall be indemnified by the corporation for reasonable expenses of that litigation when the director or officer is wholly successful on the merits or otherwise, (2) may be indemnified by the corporation for expenses, judgments, fines, penalties and amounts paid in settlement of the litigation (other than a derivative suit), even if the director or officer is not successful on the merits or otherwise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful), and (3) may be indemnified by the corporation for expenses of a derivative suit (i.e., a proceeding by or in the right of the corporation), even if the director or officer is not successful on the merits, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that the director or officer is not adjudged liable to the corporation. The indemnification described in clauses (2) and (3) above may be made only upon a determination by (a) a majority of a quorum of disinterested directors or a committee of disinterested directors, (b) independent legal counsel, or (c) the corporation’s shareholders that indemnification is proper because the applicable standard of conduct has been met. The OBCA authorizes the advancement of litigation expenses to a director or officer upon receipt of a written affirmation of the director’s or officer’s good faith belief that the standard of conduct has been met and an undertaking by the director or officer to repay the expenses if it is ultimately determined that he or she is not entitled to be indemnified. The OBCA also authorizes a court to award additional indemnification. In addition, the OBCA authorizes a corporation to provide officers’ and directors’ liability insurance and provides that statutory indemnification rights are not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, board action, vote of shareholders or otherwise.

The Company has entered into a Director Indemnification Agreement (the “Indemnity Agreements”) with each of its current directors. The Indemnity Agreements provide, among other things, that the Company will indemnify each director, under the circumstances and to the extent provided for therein, for expenses, judgments, fines, penalties and settlements he may be required to pay in actions or other proceedings to which he is or may be made a party by reason of his position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under applicable law, and as a supplement to and in furtherance of rights to indemnification under applicable law and the Company’s Restated Articles and Restated Bylaws, each as amended from time to time. The Indemnity Agreements further provide for the advancement of certain expenses of each director in connection with claims with respect to which such director is or may be entitled to indemnification under the Indemnity Agreements. In addition, the Indemnity Agreements obligate the Company to maintain a policy of directors’ and officers’ liability insurance during such time as each director serves as a director, officer or other agent of the Company, and for at least six years following a change of control event, including the acquisition by any person of securities representing 15% or more of the combined voting power the Company’s then outstanding securities entitled to vote generally in the election of directors. The Merger Agreement provides for such a policy, as described below.

Insurance. The Merger Agreement provides that, from and after the acceptance of the Shares for payment pursuant to the Offer, the Company and the Surviving Corporation will indemnify and hold harmless, to the fullest extent permitted under the Restated Articles and the Bylaws, the current and former officers and directors of the Company against all costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or any of its subsidiaries, or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in respect of actions or omissions occurring at or prior to the Expiration Date (as defined in the Merger Agreement) in such person’s capacity as a director or officer of the Company or such other corporation, partnership, joint venture, trust or other enterprise, as applicable.

The Merger Agreement further provides that, from and after the Effective Time, the Surviving Corporation will purchase and maintain a six-year extended reporting period endorsement under the Company’s directors’ and officers’ liability insurance policy covering acts or omissions occurring prior to the Effective Time with respect to those officers and directors who are covered by the Company’s directors’ and officers’ liability insurance policy on the date of the Merger Agreement on terms with respect to such coverage and amount no less favorable to the Company’s directors and officers currently covered by such insurance than those of such policy in effect on the date hereof. However, in no event will the Surviving Corporation be required to pay aggregate premiums for such insurance in excess of $550,000.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation / Recommendation

The InFocus Board, during a meeting held on April 10, 2009, by unanimous vote (i) determined that the Offer and Merger, taken together, are fair to and in the best interests of InFocus and its shareholders, (ii) approved the Merger Agreement and the related transactions, including the Offer, and (iii) recommended that the Company’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent necessary, approve the Merger and approve and adopt the Merger Agreement. Accordingly, the InFocus Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, vote in favor of the Merger.

Background of the Offer

The InFocus Board has recognized that, in recent periods, it has become increasingly difficult for us to compete effectively and generate net income and positive cash flow. The markets for our products are highly competitive and characterized by aggressive price competition, and some of our competitors have significantly greater resources than we have. Consequently, we have reported declining revenues and significant operating losses each of our four most recently completed fiscal years and our most recently completed fiscal quarter, and negative cash flows from operating activities for our fiscal years ended December 31, 2008 and 2006 and our most recently completed fiscal quarter. The recent deterioration in global economic conditions has made a challenging financial and operational environment even more difficult, and we expect that in the near term these conditions will continue to result in reduced demand for our products and continuing pricing and margin pressures. On March 5, 2009, our stock price closed at an all-time low of $0.26 per share on the NASDAQ Global Market.

Although we have implemented a series of restructuring plans and other measures over the past three years in an effort to reduce our cost structure, stabilize our business and return to profitability, there can be no assurance as to whether or when those objectives might be realized. Moreover, certain of the measures that we have taken, including reductions in expenditures for research and development, marketing and sales, facilities and personnel, may adversely affect our ability to grow and compete effectively in the future.

In response to the foregoing and other pressures, and as part of its ongoing oversight of the business and affairs of the Company, the InFocus Board periodically reviews the Company’s circumstances and objectives with a view toward maximizing shareholder value.

In October 2006, the InFocus Board announced that it was conducting an evaluation of strategic alternatives for the Company in an effort to enhance shareholder value. Banc of America Securities assisted the Company and the InFocus Board with that process. As part of that process, Banc of America Securities contacted, or was contacted by, approximately 42 potential strategic and financial buyers. A number of those potential buyers signed confidentiality agreements and were provided nonpublic information regarding the Company. Although several of these potential buyers made formal acquisition proposals, the InFocus Board concluded that none of such proposals were in the best interests of the Company’s shareholders.

In September 2007, the Company announced that Mr. Robert G. O’Malley had been selected as the Company’s new Chief Executive Officer and as a member of the InFocus Board. The Company also announced that, although it had concluded the above-described formal process for the consideration of strategic alternatives, the InFocus Board would continue to consider opportunities that are in the best interests of the Company’s shareholders while working with management to execute the Company’s then-current business plan.

Over the remainder of 2007 and the first half of 2008, the InFocus Board and management focused on cost reduction and the Company’s core competencies to support its strategy to remain an independent, publicly-traded company. In addition to the appointment of Mr. O’Malley, the Company also appointed Joseph P. O’Sullivan as the Company’s Chief Operating Officer in the fourth quarter of 2007, and Lisa K. Prentice as Chief Financial Officer in the first quarter of 2008.

On August 8, 2008, Diana Maranon of Averil Capital Markets Group, Inc. (“Averil Capital”), financial advisor to John Hui, called Michael R. Hallman, the Company’s Lead Independent Director, to express on behalf of Mr. Hui his interest in pursuing an acquisition of InFocus. On August 10, 2008, Mr. Hallman contacted Robert G. O’Malley, the Company’s Chief Executive Officer and Chairman of the Board, to pass along the information from Ms. Maranon and recommend that the matter be discussed at the InFocus Board’s upcoming meeting to be held August 11-12, 2008.

On August 12, 2008, the InFocus Board discussed Mr. Hui’s interest in the Company. Consistent with its previously indicated willingness to consider opportunities to maximize shareholder value, the Board instructed Mr. O’Malley to contact Ms. Maranon and solicit additional information regarding Mr. Hui’s interest. On August 17, 2008, Mr. O’Malley contacted Ms. Maranon to discuss Mr. Hui’s intentions and arrange an introductory meeting with Mr. Hui.

On September 11, 2008, Mr. O’Malley and Mr. Hui met in Portland, Oregon. Mr. Hui described his interest in acquiring InFocus, and Mr. O’Malley presented Mr. Hui with publicly available information regarding

InFocus and the projector industry generally. Mr. O’Malley asked Mr. Hui to provide him with information regarding Mr. Hui’s due diligence requirements, the criteria on which Mr. Hui evaluates potential acquisition candidates, the potential advantages to InFocus of operating as a privately held company and the other benefits that InFocus would potentially experience under the ownership of Mr. Hui. On September 17, 2008, Ms. Maranon provided this information to Mr. O’Malley on behalf of Mr. Hui.

On September 25, 2008, Mr. O’Malley spoke with Ms. Maranon via telephone to follow up on Mr. O’Malley’s September 11 meeting with Mr. Hui and to request biographical information regarding Mr. Hui, which Ms. Maranon subsequently provided. Mr. O’Malley provided additional publicly available information regarding InFocus, and Ms. Maranon reiterated Mr. Hui’s interest in a potential acquisition of InFocus.

On September 27, 2008, during a telephonic meeting of the InFocus Board, Mr. O’Malley informed the InFocus Board of his discussions with Mr. Hui and the related discussions with Ms. Maranon. Mr. O’Malley relayed Mr. Hui’s perspective on the Company’s business and prospects, as well as Mr. Hui’s assertion that his supply chain relationships would be valuable to the Company. The Board authorized Company management to contact Mr. Hui for the purpose of obtaining additional information regarding his interest in a transaction involving InFocus, including the potential terms of a transaction. However, the InFocus Board instructed management that, unless any acquisition proposal represented a substantial premium to the Company’s then-current trading price and fully reflected the value of the Company’s business, management should focus on executing the Company’s business and restructuring plans as an independent publicly-traded company.

On October 3, 2008, Mr. O’Malley communicated to Ms. Maranon that the immediate priority of the InFocus Board was to execute InFocus’ existing business and restructuring plans as an independent publicly-traded company, and that an acquisition proposal would need to be sufficiently attractive for the Board to be interested in committing the time and resources necessary to pursue such a transaction. During this discussion Mr. O’Malley suggested that InFocus and Mr. Hui enter into a limited confidentiality agreement in order to facilitate further conversations. The proposed confidentiality agreement was subsequently forwarded to Ms. Maranon by Lisa K. Prentice, the Chief Financial Officer of InFocus, and was subsequently executed by Joui International LLC, an entity controlled by Mr. Hui.

On October 12, 2008, Mr. O’Malley, Ms. Maranon, and Ms. Prentice corresponded via e-mail to arrange additional discussions among the parties. As part of the correspondence, the parties discussed a meeting agenda, Mr. Hui’s capital sources, and synergies that might be made available to InFocus through Mr. Hui’s supply chain relationships.

On October 28, 2008, InFocus issued a press release announcing a net loss of $4.2 million, or $0.10 per share, on revenues of $70.6 million for its third quarter ended September 30, 2008. The Company also reported a net loss of $9.9 million, or $0.25 per share, on revenues of $204.3 million for the nine-month period ended September 30, 2008. The Company’s balance of total cash, restricted cash, and marketable securities as of September 30, 2008 was $70.3 million.

On October 31, 2008, Ms. Prentice and Mr. O’Malley met with Mr. Hui in Portland, Oregon, to discuss Mr. Hui’s business philosophy related to running technology companies and his continued interest in an acquisition of InFocus.

On November 3, 2008, during a telephonic meeting of the InFocus Board, Mr. O’Malley reported to the Board regarding his October 31 meeting with Mr. Hui. Mr. O’Malley’s report focused on Mr. Hui’s understanding of the Company’s business as compared to other industries Mr. Hui had been involved with, and the value perceived by Mr. Hui in bringing his supply chain relationships to InFocus. Following a discussion of Mr. Hui’s interest, the Board determined that, without a written proposal, the Company should not divert its focus from executing its then-existing business and restructuring plans to pursue a sale transaction. Mr. O’Malley informed Ms. Maranon of the Board’s direction shortly thereafter.

On November 7, 2008, Nery Capital Partners, L.P. (“Nery Capital”) filed with the SEC a Schedule 13D indicating that (i) Nery Capital beneficially owned 3,900,000 Shares, constituting approximately 9.8% of the Shares outstanding, (ii) Nery Capital believed that the Shares were undervalued and represented an attractive investment opportunity, and (iii) following its evaluation of the Company’s financial performance and in light of the Company’s decreasing stock value, Nery Capital may seek to contact the Company’s board of directors or management in order to engage in discussions with respect to, among other things, steps that the Company could take to improve its financial condition and increase shareholder value.

On November 10 and 11, 2008, the InFocus Board met at the Company’s headquarters in Wilsonville, Oregon. At the meeting, the Board reviewed preliminary October 2008 financial results. The Board also discussed the continued interest of Mr. Hui in acquiring the Company as well as the Schedule 13D filed by Nery Capital. At the Board’s request, in furtherance of the Board’s desire to examine all alternatives for the maximization of value for the Company’s shareholders, management also presented a preliminary liquidation value analysis.

On November 11 and 12, 2008, Mr. O’Malley and Ms. Prentice met with Michael Nery of Nery Capital in Portland, Oregon. The purpose of the meeting was to review certain publicly available information with Mr. Nery and to discuss with him the Company’s business and financial statements.

On November 16, 2008, Averil Capital provided to Mr. O’Malley a non-binding written proposal from an affiliate of Mr. Hui to acquire InFocus for a purchase price of $1.20 - $1.35 per share, subject to due diligence, a financing contingency, and a minimum tender condition of 90%, among other conditions. The proposal also included a requirement that the Company negotiate exclusively with Mr. Hui for a period of time with respect to a transaction involving the Company. The proposal noted that the indicated purchase price range represented a premium of 76.5% to 98.5% over the $0.68 closing price for shares of the Company’s common stock on November 14, 2008, the last trading day prior to receipt of the proposal.

On November 17, 2008, Mr. O’Malley discussed the proposal received from Mr. Hui with the InFocus Board at a meeting of the Board held via teleconference. In light of the Company’s preliminary October 2008 results and balance sheet at September 30, 2008, the Board authorized Mr. O’Malley to advise Mr. Hui that the proposal was not acceptable to the Board for several reasons, including the financing contingency, the indicated price range and the requirement that the Company forego discussions with other potential buyers and negotiate exclusively with Mr. Hui, but that the Board would consider a modified proposal addressing the Board’s concerns.

On November 18, 2008, Ms. Prentice and Mr. O’Malley spoke with Mr. Hui and Ms. Maranon via teleconference to discuss the Board’s initial concerns regarding Mr. Hui’s offer. As part of the call, the parties discussed various matters including the commencement of limited due diligence and the terms of the proposed transaction, including the financing contingency, exclusivity and price. Mr. O’Malley invited Mr. Hui to make a revised proposal that would address the Board’s concerns, but indicated that InFocus would likely engage a financial advisor prior to moving forward with consideration of any such revised proposal.

On November 18 and 19, 2008, Mr. O’Malley communicated with the Board via e-mail regarding the advisability of publicly announcing a strategic alternatives process and engaging a financial advisor. Mr. O’Malley also updated the Board with respect to his discussions with Mr. Hui.

On November 21, 2008, the InFocus Board received a letter from Michael Nery, on behalf of shareholder Nery Capital, requesting the right to appoint two nominees to the InFocus Board.

On November 22, 2008, Mr. Hallman met with Mr. Hui in Oakland, California, to become acquainted and discuss generally Mr. Hui’s interest in pursuing an acquisition of InFocus.

On November 25, 2008, the InFocus Board met via teleconference. At the meeting, the Board discussed Mr. Nery’s letter, the status of discussions with Mr. Hui, and the advisability of engaging a financial advisor. The Board then authorized management to invite representatives from certain prospective financial advisors to make presentations to the Board at its upcoming December 3 - 4 meeting. The Board also considered the advisability of forming a special committee of the Board with responsibility to oversee the consideration and potential engagement of a financial advisor. After discussion, the Board approved the establishment of a special committee consisting of directors Abouchar, Hallman and Ladd. Additionally, management reported that business conditions had rapidly deteriorated in November, and the Board received a preliminary presentation prepared by management which addressed certain potential cost reduction and restructuring activities that could be undertaken in response to these conditions.

On November 26, 2008, the Company received an unsolicited letter from a private equity firm communicating an interest in pursuing an acquisition of InFocus. Also that day, the InFocus Board responded to Nery Capital that the Board had determined that it was not in the best interests of the Company to expand the Board at that time.

On December 3 and 4, 2008, the InFocus Board met at the Company’s headquarters in Wilsonville, Oregon. At the meeting, the Board received presentations from prospective financial advisors. After discussion, the Board determined that it was advisable to engage a financial advisor and approved the hiring of Thomas Weisel Partners LLC to act as exclusive financial advisor in connection with an evaluation of the strategic alternatives of the Company, including possible sale of the Company.

The InFocus Board met via teleconference on December 9, 2009. Representatives of Thomas Weisel Partners participated in the meeting and answered questions posed by the Board regarding the proposed approach to the strategic alternatives process. Garvey Schubert Barer, the Company’s outside legal counsel, advised the Board of its fiduciary duties in connection with a strategic alternatives process, including a potential sale of the Company. The Board considered the advisability of forming a special committee of the Board with responsibility to direct the actions of management and Thomas Weisel Partners with respect to the strategic alternatives process. After discussion, the Board formed a special committee comprised of independent directors Abouchar, Behrendt, Hallman, Ladd and Marren, with Mr. Ladd serving as chairperson of the special committee, and authorized the special committee to direct and authorize the actions of management with regard to the strategic alternatives process. Additionally, management updated the Board on its efforts to reduce costs and presented a more detailed restructuring plan for the Board’s consideration.

On December 10, 2008, InFocus issued a press release announcing that the Company had decided to evaluate alternatives that would best serve the interest of all of its shareholders, that a special committee of independent directors had been formed and had engaged Thomas Weisel Partners as its financial advisor, and that the special committee would work with Thomas Weisel Partners in order to allow the Company’s management to focus on day-to-day operations. Also on December 10, 2009, Mr. O’Malley contacted Ms. Maranon via e-mail to instruct her that all future communications regarding a possible transaction with InFocus should be directed to Thomas Weisel Partners.

After its engagement, Thomas Weisel Partners contacted, or was contacted by, 50 parties, including potential strategic and financial buyers. These parties included public and private companies, both domestic and international, as well as private equity firms. Of these, 12 parties entered into confidentiality agreements with InFocus and received confidential due diligence information regarding InFocus, and 10 parties received presentations by the Company’s management.

On December 15, 2008, Ms. Maranon contacted Thomas Weisel Partners to further pursue discussions regarding Mr. Hui’s interest in acquiring the Company. Representatives of Thomas Weisel Partners advised Ms. Maranon that the Company intended to pursue an open process in which they would invite and otherwise provide potentially interested parties an opportunity to express their interests in acquiring the Company.

Representatives of Thomas Weisel Partners further advised Ms. Maranon of the general guidelines for the process and that the Company’s management was in the process of creating an electronic data room containing information relating to InFocus and finalizing its forecast of certain financial information for 2009. Representatives of Thomas Weisel Partners estimated that the data room would be available beginning in January 2009.

On December 15, 2008, in response to the global economic slowdown, InFocus publicly announced a cost reduction plan to reduce operating expenses and increase the Company’s operating efficiency. The plan included a reduction of the Company’s worldwide headcount by approximately 30% over the course of 2009, and further consolidation of the Company’s leased facilities. The Company held a public conference call to discuss such matters on December 16, 2008.

On December 18, 2008, Averil Capital delivered to Thomas Weisel Partners a due diligence request list outlining the types of information and documents that Mr. Hui’s advisors would need to review in connection with the proposed acquisition of InFocus.

On December 23, 2008, the InFocus Board met via teleconference. Thomas Weisel Partners presented an update on the status of discussions with Mr. Hui and other parties who had expressed interest in pursuing a transaction. The Board discussed considerations relating to the valuation of the Company, including consideration of the Company’s liquidation value.

On January 6, 2009, Joui International, an affiliate of Mr. Hui, entered into an expanded Confidentiality Agreement with InFocus. (See Item 3 of this Schedule 14D-9 for additional details on the Confidentiality Agreement.) Although the advisors to Purchaser and Parent had sought to include in the Confidentiality Agreement a covenant requiring InFocus to negotiate exclusively with Joui International for a specified period, InFocus refused to include such a covenant. Thereafter, the advisors to Purchaser and Parent were provided additional information and materials regarding InFocus, including through access to an electronic data room established by InFocus.

At a meeting held on January 6, 2009, the InFocus Board adopted a limited duration Shareholder Rights Plan. The Plan provided that if any person or group acquired 15 percent or more of the voting power of the Company’s outstanding common stock without the approval of the InFocus Board, there would be a triggering event causing significant dilution in the voting power of such person or group. Also at the meeting, the InFocus Board adopted an amendment to the Company’s Bylaws opting out of certain provisions of the Oregon Control Share Act, an anti-takeover statute that provides for the forfeiture of voting rights by certain acquirers of a corporation’s voting stock. Both the Shareholder Rights Plan and the Bylaw amendment were adopted by the InFocus Board in an effort to maintain the orderly conduct of the ongoing strategic process. Also at the meeting, Thomas Weisel Partners updated the Board concerning the status of preparation of due diligence materials in connection with the strategic alternatives process, as well as the status of discussions with various parties who had expressed an interest in pursuing a transaction with the Company.

Beginning January 12, 2009, Thomas Weisel Partners and the Company provided due diligence materials to Averil Capital, on behalf of Mr. Hui. The materials provided were added to an electronic data room, allowing the Company to monitor and control access to the posted materials by representatives of Mr. Hui and other potential acquirors of the Company.

Throughout the first quarter of 2009, Thomas Weisel Partners continued to communicate with other potential acquirors of the Company. Data room access was provided to certain potential acquirors of the Company who had executed confidentiality agreements with the Company. In addition to Mr. Hui, two other parties submitted written non-binding acquisition proposals during this period. Thomas Weisel Partners continued to communicate with these parties into April 2009. At no point during the process were any of the bidders, including Mr. Hui, granted exclusive rights to negotiate transaction terms with the Company.

On January 23, 2009, Ms. Prentice discussed the Company’s fourth quarter 2008 preliminary results and 2009 annual operating plan by telephone with representatives of Averil Capital and Thomas Weisel Partners. The purpose of the call was to assist representatives of Averil Capital in understanding the Company’s operating results and cash flow from the fourth quarter of 2008, and how those results would impact the Company’s 2009 budget and operating plan.

On February 5, 2009, Ms. Maranon forwarded a draft term sheet to Thomas Weisel Partners containing a revised acquisition proposal from Mr. Hui with an indicated purchase price of $1.00 per share. Thomas Weisel Partners distributed the draft term sheet to the InFocus Board. On February 6, 2009, a conference call was attended by members of the InFocus Board, management, Thomas Weisel Partners and Garvey Schubert Barer. During the call, the Board reviewed and discussed the proposed terms of the proposal and the discussions leading up to the proposal and gave direction to Thomas Weisel Partners with respect to certain terms contained in the term sheet, including the continued request for exclusivity of negotiations and a proposed purchase price adjustment mechanism.

The parties subsequently discussed and negotiated the terms of the proposal, but ultimately did not reach agreement with respect to the term sheet.

On February 10, 2009, InFocus issued a press release announcing a net loss of $13.1 million, or $0.32 per share, on revenues of $51.4 million for its fourth quarter ended December 31, 2008. InFocus also reported a net loss of $23.0 million, or $0.57 per share, on revenues of $255.7 million for the year ended December 31, 2008. The Company’s balance of total cash, restricted cash, and marketable securities as of December 31, 2008 was $33.4 million, a decrease of $36.9 million from the end of the third quarter of 2008.

On February 11 and 12, 2009, the InFocus Board held a meeting at the Company’s headquarters in Wilsonville, Oregon. In light of the Company’s prior determination to evaluate its strategic alternatives, the InFocus Board determined it was appropriate to add Mr. Nery, a representative of Nery Capital, the Company’s largest shareholder, to the InFocus Board and did so at this meeting. In addition, representatives of Thomas Weisel Partners reported to the Board on recent developments in the strategic alternatives process. Management also presented an updated liquidation valuation analysis reflecting the decrease in the Company’s cash balance as of December 31, 2008.

On February 12, 2009, Mr. Hui attended an introductory dinner with the InFocus Board. Among other things, the parties discussed Mr. Hui’s views on the projector industry and its similarity to other technology industries in which Mr. Hui has been involved.

Beginning February 20, 2009, a weekly conference call was conducted with members of the InFocus Board, management, Thomas Weisel Partners and Garvey Schubert Barer. These calls included generally, among other subjects, updates on the progress of negotiations with Mr. Hui and other potential acquirors, discussions regarding the Company’s business and financial results, input and direction from the InFocus Board, and other factors relevant to the strategic alternatives process.

On February 24, 2009, Mr. Hui attended a lunch meeting with InFocus senior management for introduction purposes and discussions regarding the business philosophies of InFocus and Mr. Hui, and on February 24-25, 2009, Ms. Maranon and Tyler Tarr of Averil Capital met with InFocus senior management to discuss various due diligence matters.

On March 1, 2009, Garvey Schubert Barer circulated a draft Merger Agreement to the InFocus Board for review and discussion, and on March 2, 2009, Ms. Maranon contacted Thomas Weisel Partners to discuss certain due diligence matters and next steps in the process. During this conversation Ms. Maranon confirmed Mr. Hui’s proposed offer price of $1.00 per share, subject to continued monitoring of the Company’s financial results.

On March 3, 2009, the InFocus Board met by telephone. Among other things, the Board discussed and directed questions to its legal and financial advisors concerning the terms and conditions of the Merger Agreement previously circulated by Garvey Schubert Barer and the terms of Mr. Hui’s $1.00 per share offer and the subsequent negotiations thereon. At the conclusion of the meeting the Board authorized Thomas Weisel Partners and Garvey Schubert Barer to deliver the draft Merger Agreement to Mr. Hui and his advisors in substantially the form distributed to the Board in advance of the meeting. Later that day, the draft Merger Agreement was forwarded by Garvey Schubert Barer to Jones Day, legal counsel to Mr. Hui.

On March 5, 2009, the closing price of the Company’s common stock on the NASDAQ Global Market was $0.26 per share, which represented an all-time low. Also on March 5, 2009, representatives of Garvey Schubert Barer and Jones Day met by telephone to discuss, among other things, a timetable for negotiating the terms of the Merger Agreement and related transaction documents.

On March 9, 2009, the Company delivered to Ms. Maranon and Mr. Hui preliminary financial results for the two-month period ended February 28, 2009. Among other things, the information provided indicated that the Company’s balance of total cash, restricted cash, and marketable securities as of February 28, 2009 was $20.0 million, a decrease of $13.4 million from the end of 2008.

On March 10, 2009, Mr. O’Malley and Ms. Prentice spoke with Ms. Maranon via telephone to review the Company’s February financial results and outlook for the balance of the quarter.

On March 11, 2009, Jones Day delivered comments on the draft Merger Agreement to Garvey Schubert Barer. Among other matters, the revised draft contemplated a Tender and Support Agreement, pursuant to which each executive officer and director of InFocus would agree to tender their shares in the tender offer and vote in favor of the merger contemplated by the Merger Agreement.

On March 12, 2009, Garvey Schubert Barer circulated to the InFocus Board a summary of the draft Merger Agreement received from Jones Day.

The InFocus Board met via teleconference on March 13, 2009. During the meeting, representatives of Thomas Weisel Partners and Garvey Schubert Barer updated the Board on continued negotiations with Mr. Hui and his advisors, and the status of discussions with other potential bidders. The Board also reviewed the issues raised in the memorandum summarizing the Merger Agreement circulated in advance of the meeting. At the conclusion of the meeting, the Board determined that the Company’s management and advisors should continue to simultaneously pursue a possible transaction with Mr. Hui and the other interested parties, but that the Company’s management and advisors should seek to negotiate increased consideration and improved contractual terms.

Between March 14 and 18, 2009, multiple drafts of the Merger Agreement and other transaction documents were circulated to the working group by Garvey Schubert Barer and Jones Day. Legal and financial advisors for InFocus and Mr. Hui met via teleconference to negotiate the terms of the Merger Agreement and related transaction documents several times during this period.

The InFocus Board met via teleconference on March 19, 2009. Representatives of Thomas Weisel Partners updated the Board on the status of discussions with potential bidders other than Mr. Hui, including a review of the latest written proposals received from two parties. The Board also discussed the current status of negotiations with Mr. Hui and his advisors. At the conclusion of the meeting the Board instructed the Company’s management and advisors to continue negotiating economic terms and transaction documents with Mr. Hui’s financial and legal advisors, and to continue discussions with other interested parties. Later on March 19, 2009, Ms. Maranon communicated to Thomas Weisel Partners that Mr. Hui was lowering his offer to $0.85 per share, citing concerns arising from due diligence.

On March 20, 2009, the InFocus Board met via teleconference to discuss the revised proposal from Mr. Hui and next steps in the Company’s strategic alternatives process, including ongoing discussions with other potential bidders. The InFocus Board authorized Thomas Weisel Partners to respond to Ms. Maranon that $0.85 per share was not acceptable to the InFocus Board. Later on March 20, 2009, Mr. Hallman spoke with Mr. Hui via telephone to discuss the lower offer price and certain other terms of the transaction and due diligence matters. Thomas Weisel Partners also contacted Ms. Maranon to discuss these issues.

On March 23, 2009, representatives of Thomas Weisel Partners contacted a potential acquiror with whom it had maintained contact throughout the strategic alternatives process and discussed with such potential acquiror its continued interest in a potential all stock acquisition of InFocus. Representatives of Thomas Weisel Partners met with another potential acquiror on March 24, 2009. This potential acquiror reiterated its interest in a cash acquisition, but at a purchase price less than the $0.85 per share being offered pursuant to Mr. Hui’s revised proposal.

On March 28, 2009, Mr. Hui spoke with Mr. Hallman regarding various terms and conditions of the proposed transaction, including price. In response to Mr. Hallman’s request for an increase in the proposed purchase price, Mr. Hui confirmed that, based upon the information then available to him, he would raise his offer price to $0.93 per share.

The InFocus Board met via teleconference on March 29, 2009. At the meeting, representatives of Thomas Weisel Partners updated the Board on recent developments in negotiations with Mr. Hui and Averil Capital. Representatives of Thomas Weisel Partners also presented an update on negotiations with the party proposing an all stock acquisition, including the party’s response to a counteroffer proposed by InFocus. After discussion, the Board provided guidance to Thomas Weisel Partners and management with respect to continued negotiations with both parties.

On March 31, 2009, members of InFocus management and representatives of Thomas Weisel Partners visited the headquarters of the party proposing an all stock acquisition, meeting with management and discussing potential synergies between the two companies.

The InFocus Board met via teleconference on April 1, 2009. Mr. O’Malley and Thomas Weisel Partners reported on their meeting with the party proposing an all stock acquisition. The Board also discussed the current status of negotiations with Mr. Hui, and the substantive changes to the Merger Agreement from the previous draft, including provisions concerning price, termination of the Merger Agreement, and security for performance of the Agreement. After discussion, the Board authorized delivery of a revised Merger Agreement to Mr. Hui and his advisors reflecting the terms and conditions discussed during the meeting.

Garvey Schubert Barer sent a revised Merger Agreement to Jones Day on April 2, 2009. Also on April 2, 2009, Ms. Maranon contacted Thomas Weisel Partners to discuss further due diligence results and various open issues regarding the draft Merger Agreement and other transaction documents. In response to a request on behalf of the Company for an increase in the proposed purchase price, Ms. Maranon indicated that Mr. Hui was willing to increase his offer to $0.95, pending review of preliminary first quarter 2009 results.

On April 6, 2009, Jones Day sent a revised draft of the Merger Agreement to Garvey Schubert Barer reflecting the $0.95 per share offer price.

On April 8, 2009, Garvey Schubert Barer delivered via e-mail to the InFocus Board the then current version of the Merger Agreement for review and discussion, together with a memorandum summarizing the terms and conditions of the Merger Agreement and related agreements. The Company’s management and financial advisors also indicated that efforts to obtain a further increase in the consideration to be received by the Company’s shareholders had been unsuccessful. The Merger Agreement contemplated a tender offer by Purchaser and Parent, entities newly formed and controlled by Mr. Hui. The materials distributed to the Board also included the draft Tender and Support Agreement.

Later on April 8, 2009, the InFocus Board met via teleconference to review and discuss the status of the proposed transaction with Mr. Hui and the materials distributed by Garvey Schubert Barer. The Board also reviewed and discussed a revised term sheet received from the party proposing an all stock acquisition, including the party’s resistance to the Company’s proposals concerning certain terms and conditions to such an acquisition.

Also on April 8, 2009, InFocus delivered preliminary first quarter 2009 financial results to Mr. Hui and his advisors. Over the course of the next two days, the representatives of the parties worked to finalize the Merger Agreement and other transaction documents.

On April 9, 2009, Ms. Maranon confirmed Mr. Hui’s offer of $0.95 per share. Shortly thereafter, Garvey Schubert Barer distributed via e-mail to the InFocus Board a package of materials that included:

•	The Merger Agreement in substantially final form, including all exhibits and schedules;

•	A redline version of the Merger Agreement showing changes from the draft distributed to the Board on April 8, 2009;

•	The disclosure schedules to the Merger Agreement;

•

A Tender and Support Agreement, pursuant to which the InFocus board members and executive management would agree to tender their shares of InFocus common stock in the Offer and vote in favor of the Merger;

•

An Escrow Agreement, pursuant to which Parent would deposit, upon execution of the Merger Agreement, $2,000,000 as security for the payment of the termination fee payable by Parent in the event that the Company terminates the Merger Agreement due to certain breaches of the Merger Agreement by Parent or Purchaser prior to the completion of the Offer;

•	An Amendment to the Rights Agreement, pursuant to which the Offer and Merger would be exempted from the Rights Agreement; and

•	Resolutions proposed to be adopted to approve the contemplated transactions.

Also on April 9, 2009, Thomas Weisel Partners delivered to the Board for review a copy of the slides to be presented to the Board concerning the financial analyses performed with respect to the proposed transaction with Mr. Hui.

On April 10, 2009, the InFocus Board met via teleconference and considered the proposal for an acquisition transaction with Parent and Purchaser at $0.95 per share. The closing price of InFocus common stock on April 9, 2009 was $0.70. Representatives of Thomas Weisel Partners also reported on final negotiations with the party proposing an all stock acquisition, noting that the party was unwilling to meet the terms required by the InFocus Board to move forward. The Board reviewed and discussed the substantive changes to the Merger Agreement from the draft previously provided to the Board on April 8, 2009, and representatives of Garvey Schubert Barer presented a summary of the terms of the proposed Merger Agreement and related transactions and answered questions posed by the Board. Representatives of Thomas Weisel Partners delivered to the Board their oral opinion that the consideration to be received by the shareholders of the Company (other than the Company, Parent, Purchaser or any of their respective subsidiaries or any shareholder who properly demands appraisal rights, if any) in the Offer and the Merger was fair to such shareholders from a financial point of view, as of the date thereof, and reviewed with the Board its financial analyses underlying its opinion. The oral opinion was subsequently confirmed by delivery, later on April 10, 2009, of a written opinion dated April 10, 2009. The full text of the written opinion of Thomas Weisel Partners LLC, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex B.

Following discussion and deliberation, the InFocus Board, including all members of the special committee, unanimously (i) determined that the Offer and Merger, taken together, are fair to and in the best interests of InFocus and its shareholders, (ii) approved the Merger Agreement and the related transactions, including the

Offer, (iii) recommended that the Company’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, approve the Merger and approve and adopt the Merger Agreement, and (iv) approved an amendment to the Shareholder Rights Agreement so that the Rights Agreement does not apply to the transactions contemplated by the Merger Agreement.

Later on April 10, 2009, InFocus, Parent and Purchaser executed the Merger Agreement in substantially the form reviewed and approved by the InFocus Board. In addition, each of the InFocus executive officers and directors executed the contemplated Tender and Support Agreement, and InFocus, Parent, Purchaser and Comerica Bank executed the Escrow Agreement.

The Company issued a press release before the opening of the markets on April 13, 2009, announcing the Merger Agreement and related transactions.

On April 20, 2009, Thomas Weisel Partners received an unsolicited proposal with respect to a potential acquisition of InFocus from a party that had previously contacted Thomas Weisel Partners as part of the Company’s strategic alternatives process. The InFocus Board subsequently determined that the unsolicited proposal constituted a Takeover Proposal, as such term is defined in the Merger Agreement, and that such Takeover Proposal was reasonably expected to lead to a Superior Proposal, as such term is defined in the Merger Agreement, requiring disclosure to Parent. The Company notified Parent of its determination on April 21, 2009. On April 22, 2009, the Company issued a press release announcing that such determination had been made and that Parent had been notified of such determination.

As of the date of this Schedule 14D-9, the Company and representatives of Thomas Weisel Partners were engaged in discussions with the person who submitted the proposal and its advisors to determine whether the Takeover Proposal constitutes, or could be revised to constitute, a Superior Proposal. There can be no assurance that any discussions with respect to the unsolicited proposal will result in a transaction being recommended by the InFocus Board, or that any such transaction will be consummated. Except as required by applicable law, InFocus does not intend to disclose the possible terms of any alternative transaction, or the identity of any person proposing such alternative transaction, prior to the execution of a definitive agreement with respect to such alternative transaction, if any.

As of the date of this Schedule 14D-9, the InFocus Board continues to unanimously recommend that InFocus shareholders accept the Offer and tender their shares to Purchaser pursuant to the Offer, and, if applicable, vote in favor of the Merger.

Reasons for the InFocus Board’s Recommendation

As described above under “Background of the Offer,” the InFocus Board consulted with the Company’s senior management, legal counsel and financial advisor numerous times in evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and in reaching its decision to recommend that the Company shareholders tender all of their Shares pursuant to the Offer and, if applicable, vote their Shares in favor of the adoption of the Merger Agreement and the Merger. As part of this evaluation and recommendation process, the InFocus Board considered a number of factors, including the following favorable factors:

•

Financial Condition and Prospects of the Company. The InFocus Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if it were to remain an independent company. The InFocus Board also considered the potential long-term value of the Company taking into account the future prospects of the Company relative to the risks, including those Risk Factors discussed in the Company’s annual report on Form 10-K for the year ended December 31, 2008 under the heading “Risk Factors.” Specific financial factors considered by the InFocus Board included the following:

i.	The Company has not earned an annual profit since 2004, and the Company’s cumulative loss over the last four years (through December 31, 2008) exceeded $188 million.

ii.	The Company’s revenues have steadily declined over the last four years, and the decline accelerated in the last half of 2008.

iii.	At December 31, 2007, the Company had $84.1 million in cash and cash equivalents. At December 31, 2008, the balance had declined to $33.4 million, and the decline continued into the first quarter of 2009. Working capital declined from $83.3 million at December 31, 2007 to $46.2 million at December 31, 2008.

iv.	The Company has implemented several restructurings that have reduced costs but not returned the Company to profitability. While progress has been made, there is no assurance that costs can be sufficiently reduced to achieve a profit in light of current economic and market conditions.

Based on these and other financial considerations, the InFocus Board concluded that the Offer Price would likely result in greater value to the Company’s shareholders than pursuing its current business plan and strategy.

•

Premium to Market Price. The InFocus Board considered the $0.95 per Share price to be paid pursuant to the Offer and the Merger, which represented a 35.7% premium over the closing price of the Shares on April 9, 2009 (the last trading day before the InFocus Board approved the Merger Agreement), a 41.4% premium over the average closing price of the Shares for the week ended April 9, 2009, a 67.5% premium over the average closing price of the Shares for the month ended April 9, 2009, and a 72.9% premium over the average closing price of the Shares for the three months ended April 9, 2009.

•

Global Economic Crisis. The InFocus Board considered the global economic crisis of 2008 and 2009, which the InFocus Board believes has had, and is likely to continue to have, an adverse effect on the Company’s financial performance. Further, the InFocus Board noted that the Company’s ability to withstand a prolonged economic slowdown has been adversely affected by the decline in the Company’s cash and working capital balances.

•

Cost of Remaining a Publicly-Traded Company. The InFocus Board reviewed and considered the ongoing cost of being a publicly-traded company listed on a national stock exchange, which places a significant burden on the Company’s results of operations.

•

Risk of Delisting. The InFocus Board considered the risk of the Company’s common stock being delisted from the NASDAQ Global Market due to its inability to meet NASDAQ’s $1.00 minimum trading price requirement for continued listing. The InFocus Board noted that, while the minimum trading price requirement has been temporarily suspended by NASDAQ, there is no assurance that the requirement will not be reinstated or that the trading price will exceed the $1.00 minimum.

•

Cash Consideration; Certainty of Value. The InFocus Board considered that the Offer and the Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the Offer and the Merger. The InFocus Board also considered that shareholders who accept the Offer will not be exposed to the possibility of future declines in the price at which the Shares trade.

•	Strategic Alternatives. The InFocus Board considered potential strategic alternatives available to the Company, including:

i.	the Company’s prospects for retaining and creating shareholder value by executing its business plan as an independent publicly-traded company;

ii.	the possibility of being acquired by another company, or acquiring, merging with, or engaging in another strategic transaction with, other companies in the projector or computer peripheral industries, as well as the potential benefits, risks and uncertainties associated with such alternatives; and

iii.	the potential value of liquidating the Company’s assets and distributing the proceeds to the Company’s shareholders.

Based on its analysis of the foregoing alternatives, including, among other things, the Board’s belief that it was unlikely there would be another party interested in acquiring the Company at a comparable price, and the lack of assurance that there would be another opportunity in the near future for the Company’s shareholders to receive as significant a premium as that contemplated by the proposed transaction, the InFocus Board concluded that the Offer and the Merger provide the Company’s shareholders with the best available opportunity to receive enhanced value for their Shares.

•

Timing of Completion. The InFocus Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all outstanding Shares, which could allow shareholders to receive the $0.95 Offer Price in a relatively short time frame, followed by the Merger in which non-tendering shareholders would receive the same consideration as received in the Offer. The InFocus Board also considered the business reputation of Mr. Hui and, by extension, of Radisson, Parent and Purchaser, which the InFocus Board believed supported the conclusion that an acquisition transaction with Radisson, Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•

Opinion of the Company’s Financial Advisor. The InFocus Board considered the oral opinion of Thomas Weisel Partners, which was subsequently confirmed in writing, as to the fairness, from a financial point of view as of April 10, 2009, of the consideration to be received by the shareholders of the Company (other than the Company, Parent, Purchaser or any of their respective subsidiaries or any InFocus shareholder who properly demands appraisal rights, if any) in the Offer and the Merger, as more fully described below in this Item 4 under “Opinion of the Company’s Financial Advisor.” The full text of the written opinion of Thomas Weisel Partners, dated April 10, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B and is incorporated herein by reference. The InFocus Board also considered the presentation, dated April 10, 2009, of Thomas Weisel Partners with respect to the financial analyses performed by Thomas Weisel Partners in connection with such opinion.

•

No Financing Condition. The InFocus Board considered the representation of Parent that it has available sufficient cash financial resources to satisfy its obligations under the Merger Agreement and to cause Purchaser to purchase and pay for Shares pursuant to the Offer and the Merger, and the fact that the Offer is not subject to a financing condition.

•

Ability to Respond to Certain Unsolicited Takeover Proposals. The InFocus Board considered the fact that, while the Merger Agreement prohibits the Company and its subsidiaries from, directly or indirectly, soliciting other potential acquisition proposals, the Merger Agreement provides that:

i.	The Company can entertain subsequent acquisition proposals if certain conditions set forth in the Merger Agreement are satisfied, including that any such acquisition proposal was not solicited by the Company and the Board determines that the proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and the failure to pursue such proposal would be reasonably likely to constitute a failure to comply with the Board’s fiduciary duties to the Company’s shareholders; and

ii.	The Company can terminate the Merger Agreement prior to completion of the Offer to enter into an acquisition transaction with a third party that the Board determines to be a Superior Proposal, subject to payment of the Company Termination Fee (as defined below) and the Company’s obligation under the Merger Agreement to negotiate in good faith with Parent and Purchaser to adjust the terms and conditions of the Merger Agreement so that the Superior Proposal ceases to constitute a Superior Proposal.

•

Termination Right. The InFocus Board considered the right of the Company to terminate the Merger Agreement if Parent has not completed the Offer and paid for the Shares tendered pursuant to the Offer by July 10, 2009.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The InFocus Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the limited conditions in the Merger Agreement to the obligations of the Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer.

•

Extension of Offer Period. The InFocus Board considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer.

•

Parent Termination Fee. The InFocus Board considered that if the Company terminates the Merger Agreement due to certain breaches of the Merger Agreement by Parent or Purchaser, the Merger Agreement provides that Parent will pay to the Company a termination fee in the amount of $2.0 million (the “Parent Termination Fee”), and determined that the Parent Termination Fee served as a substantial additional incentive to Purchaser and Parent to use their best efforts to successfully complete the Offer and Merger. The InFocus Board also considered the fact that Parent was required to deposit $2.0 million into escrow simultaneously with the execution of the Merger Agreement in order to secure its obligation to pay the Parent Termination Fee if required to do so pursuant to the terms of the Merger Agreement.

•

Third Party Solicitation Process. The InFocus Board considered the fact that the Offer and the Merger resulted from an extensive third party solicitation process conducted by Thomas Weisel Partners over the course of the preceding four months. In addition to the efforts of Thomas Weisel Partners, the process was also disclosed publicly by the Company in press releases, filings with the SEC, and public conference calls. In light of the depth and breadth of this search and the responses received by Thomas Weisel Partners and communicated to the InFocus Board, the InFocus Board was satisfied that it was unlikely that a more attractive proposal would be forthcoming from any other bidder, but that other interested parties have had, and would continue to have under the terms of the Merger Agreement, an adequate opportunity to make an alternative proposal to acquire the Company.

The InFocus Board weighed the foregoing positive factors against the following negative considerations:

•

Risks Associated with Nonconsummation. The InFocus Board considered the risk that, notwithstanding the likelihood of the Offer and the Merger being completed, that the Offer and the Merger might not be completed, including the effects that a failure to complete the Offer and the Merger might have on the trading price of the Shares and the Company’s operating results.

•

Limited Recourse. The InFocus Board considered that the payment of the Parent Termination Fee is the Company’s sole recourse for any breach or non-performance by Parent or the Purchaser of the Merger Agreement, and noted the Company’s inability to enforce specific performance should Parent or Purchaser breach their respective obligations under the Merger Agreement.

•

Restrictions on Business Combinations. The InFocus Board considered the restrictions on the Company’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions. The InFocus Board understood that, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, these provisions were conditions to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, and were believed by the InFocus Board to be reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company shareholders and the ability of the InFocus Board to respond to unsolicited takeover proposals discussed above.

•

Company Termination Fee. The InFocus Board considered that upon the termination of the Merger Agreement under certain circumstances, including termination of the Merger Agreement to accept a Superior Proposal, the terms of the Merger Agreement provide that the Company will pay to Parent a termination fee of $1.2 million and reimburse Parent and Purchaser for their documented expenses incurred in connection with the transaction up to $750,000 (such amounts, collectively, the “Company Termination Fee”). In particular, the InFocus Board considered the potential effect of the Company Termination Fee on the willingness of other potential acquirers to propose alternative transactions.

•

Pre-Closing Covenants. The InFocus Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not undertake various actions related to the conduct of its business without the prior written consent of Parent. The InFocus Board further considered that these provisions may limit the Company’s ability to pursue certain types of business opportunities that may arise.

•

Potentially Disruptive Impact of the Proposed Transaction. The InFocus Board considered the potentially disruptive effect the announcement and pursuit of the transaction might have on management and other resources available for the continued operation of the Company’s business in the ordinary course, the Company’s ability to attract and retain key personnel, and the Company’s ability to retain and attract customers and to maintain and grow sales.

•

Lack of Shareholder Participation in Future Growth. The InFocus Board considered that, while the consummation of the Offer and the Merger would give the shareholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the proposed transaction, tendering in the Offer would eliminate the opportunity for shareholders to participate in any future growth of the Company.

•

Tax Treatment. The InFocus Board considered that the consideration to be received by the holders of Shares in the Offer and the Merger may be taxable to certain holders for U.S. federal income tax purposes.

In making its recommendation, the InFocus Board was aware of and took into consideration the interests of certain Company executives, including the Chief Executive Officer, who is a member of the InFocus Board, in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Schedule 14D-9 and their holding of Shares and options to purchase Shares as referenced in Item 3 of this Schedule 14D-9.

The InFocus Board concluded that the positive factors significantly outweighed the negative factors described above. The InFocus Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company’s shareholders outweigh the benefits of other alternatives potentially available to the Company, including continuing to operate as a publicly-traded company. The foregoing discussion of the material factors considered by the InFocus Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation, or determine that any factor was of particular importance. Rather, the InFocus Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the InFocus Board may have given different weight to different factors.

Intent to Tender

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, and affiliates intend to tender for purchase pursuant to the Offer all Shares owned of record or beneficially owned, other than Shares subject to options with an exercise price at or above the Offer Price. In addition, each Company director and executive officer, in their capacity as Company shareholders, has entered into a Tender and Support Agreement with Parent and Purchaser whereby each such director and officer agreed to tender all Shares beneficially owned by them in the Offer, subject to certain exceptions. See Item 3 of this Schedule 14D-9 for more information on the Tender and Support Agreement.

Opinion of InFocus’ Financial Advisor

In December 2008, a special committee of the InFocus Board hired Thomas Weisel Partners LLC to act as the Company’s exclusive financial advisor in connection with its evaluation of the Company’s strategic alternatives, including a possible sale of the Company. On April 10, 2009, Thomas Weisel Partners delivered to the Board its oral and written opinion that, as of that date, the consideration to be received by the shareholders of the Company (other than the Company, Parent, Purchaser or any of their respective subsidiaries or any shareholder who properly demands appraisal rights) in the Offer and the Merger is fair to such shareholders from a financial point of view.

The Company determined the consideration it would receive in the transaction through negotiations with Parent and Purchaser. The Company did not impose any limitations on Thomas Weisel Partners with respect to the investigations made or procedures followed in rendering its opinion.

The full text of the written opinion of Thomas Weisel Partners, dated April 10, 2009, is attached as Annex B to this Schedule 14D-9. You should read this opinion carefully and in its entirety. However, a summary of the Thomas Weisel Partners opinion is set forth in this Schedule 14D-9.

Thomas Weisel Partners has directed its opinion to the InFocus Board in its consideration of the Offer and the Merger and such opinion is not a recommendation to any shareholder as to whether or not any holder of Shares should tender such Shares in connection with the Offer or as to how such shareholder should vote with respect to the Merger. Further, the opinion addresses only the financial fairness of the consideration to be received by the Company’s shareholders as of the date of the opinion and does not address the relative merits of the Offer, the Merger, or any aspect of the transactions contemplated by the Merger Agreement. In addition, the opinion does not address the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company; nor does it address the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by, or any equity issued to, any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the consideration.

In connection with its opinion, Thomas Weisel Partners:

(1)	reviewed certain publicly available financial and other data with respect to the Company, including certain consolidated financial statements and certain other relevant financial and operating data relating to the Company made available to Thomas Weisel Partners from published sources and from the internal records of the Company;

(2)	reviewed the financial terms and conditions of the Merger Agreement;

(3)	compared the Company from a financial point of view with certain other companies which Thomas Weisel Partners deemed to be relevant;

(4)	considered the financial terms, to the extent publicly available, of selected recent business combinations which Thomas Weisel Partners deemed to be comparable, in whole or in part, to the Offer and the Merger;

(5)	reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature regarding the Company, furnished to Thomas Weisel Partners by the Company, including financial forecasts and related assumptions of the Company;

(6)	made inquiries regarding and discussed the Offer, the Merger and the Merger Agreement and other matters related thereto with the Company’s counsel;

(7)	reviewed the reported price and trading activity for the Shares; and

(8)	performed such other analyses and examinations as Thomas Weisel Partners deemed appropriate.

In preparing its opinion, Thomas Weisel Partners did not assume any obligation to independently verify, and Thomas Weisel Partners did not independently verify, the information referred to above, and Thomas Weisel

Partners has relied on the information being accurate and complete in all material respects. Thomas Weisel Partners also made the following assumptions:

•

with respect to the financial forecasts for the Company provided to Thomas Weisel Partners by the Company’s management, upon the Company’s advice and with the Company’s consent Thomas Weisel Partners has assumed for purposes of its opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company’s management at the time of preparation as to the future financial performance of the Company and that they provide a reasonable basis upon which Thomas Weisel Partners can form its opinion;

•

that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to Thomas Weisel Partners;

•

that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations; and

•

that the Offer and the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company, Parent or Purchaser of any of the conditions to their obligations thereunder.

In addition, for purposes of their opinion:

•

The Company prepared financial forecasts it provided to Thomas Weisel Partners in connection with the review by Thomas Weisel Partners of the Offer and the Merger and advised Thomas Weisel Partners that the Company does not publicly disclose internal management forecasts of the type so provided. The Company also advised Thomas Weisel Partners that these forecasts were not prepared with a view toward public disclosure. In addition, the Company advised Thomas Weisel Partners that these forecasts were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in these forecasts. Thomas Weisel Partners did not assume any liability for these forecasts.

•

Thomas Weisel Partners relied on advice of the Company’s counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Offer, the Merger and the Merger Agreement, including the legal status and financial reporting of litigation involving the Company.

•

Thomas Weisel Partners did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor was Thomas Weisel Partners furnished with any such appraisals.

•

The Thomas Weisel Partners opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Thomas Weisel Partners has not assumed any obligation to update, revise or reaffirm its opinion.

The following represents a brief summary of the material financial analyses performed by Thomas Weisel Partners in connection with providing its opinion to the Board. Some of the summaries of financial analyses performed by Thomas Weisel Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Thomas Weisel Partners, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Thomas Weisel Partners.

Public Company Analysis. Based on public and other available information, Thomas Weisel Partners calculated the imputed enterprise value of the Company, which Thomas Weisel Partners defined as equity value plus debt less cash and cash equivalents, the imputed equity value of the Company and the imputed per share value of the Company implied based on multiples of projected calendar year 2010 earnings before interest, taxes, depreciation and amortization (EBITDA) and projected calendar year 2010 net income of selected companies in the projector, display, video systems, computer peripherals and electronics sectors. Thomas Weisel Partners believes that the thirteen companies listed below have operations similar to some of the operations of the Company, but noted that none of these companies have the same management, composition, size or combination of businesses as the Company:

Projector, Display and Video Systems Companies

•	BenQ Corporation

•	Coretronic Corp.

•	Dell, Inc.

•	Seiko Epson Corporation

•	Planar Systems, Inc.

•	Polycom, Inc.

•	TANDBERG ASA

Computer Peripherals and Electronics Companies

•	Creative Technology Limited

•	D-Link Corporation

•	Lexmark International, Inc.

•	Logitech International S.A.

•	NETGEAR, Inc.

•	Universal Electronics Inc.

The following table sets forth the multiples indicated by this analysis:

	Enterprise Value / Estimated Calendar Year 2010 EBITDA	Equity Value / Estimated Calendar Year 2010 Net Income
3rd Quartile	5.1x	13.6x
Average	4.5x	11.8x
Median	4.4x	10.7x
1st Quartile	3.4x	9.0x

Based on the analysis above, the following table sets forth ranges of the Company’s imputed enterprise value, imputed equity value and imputed per share value:

Imputed Company Valuations	Estimated Calendar Year 2010 EBITDA	Estimated Calendar Year 2010 Net Income
Imputed Enterprise Value (millions)	$19.2 - $28.6	$13.6 - $30.6
Imputed Equity Value (millions)	$39.1 - $48.4	$33.4 - $50.5
Imputed Company Per Share Value	$0.96 - $1.19	$0.82 - $1.24

The imputed Company values above were each based on a range of multiples of first quartile to third quartile.

While the public company analysis compared the Company to thirteen companies in the projector, display, video systems, computer peripherals and electronics sectors, Thomas Weisel Partners did not include every company that could be deemed to be a participant in these same industries, or in the specific sectors of these industries.

Precedent M&A Analysis. Based on public and other available information, Thomas Weisel Partners calculated the imputed enterprise value of the Company, the imputed equity value of the Company, and the imputed per share value of the Company implied based on multiples, to the extent available, of FY2 (“forward year 2”) EBITDA and FY2 net income in the following fourteen comparable M&A transactions of consumer electronics and enterprise hardware technologies companies that have been announced since January 1, 2003:

Announcement Date	Name of Acquiror	Name of Target
12/19/08	Panasonic	Sanyo Electric Co.
09/29/08	LG Innotek	LG Micron
6/20/08	Bain Capital	D&M Holdings
04/08/08	EMC	Iomega Corporation
07/24/07	JVC	Kenwood
05/23/07	Planar Systems	Runco International
05/14/07	China Greatwall	TPV Technology
07/18/06	Planar Systems	Clarity Visual Systems
08/11/05	Thomson SA	TCL Multimedia Technology Holdings
07/11/05	Plantronics	Altec Lansing Technologies
06/08/05	D&M Holdings	Boston Acoustics
01/07/05	Petters Consumer Brands	Polaroid Holding Co.
01/30/04	Gateway	eMachines
06/04/03	Palm	Handspring

The following table sets forth the multiples indicated by this analysis:

	Enterprise Value / FY2 EBITDA	Equity Value / FY2 Net Income
3rd Quartile	6.2x	7.3x
Average	5.2x	6.8x
Median	4.9x	5.2x
1st Quartile	3.9x	4.7x

Based on the analysis above, the following table sets forth the ranges of the Company’s imputed enterprise value, imputed equity value and imputed per share value:

Imputed Company Values	Estimated Calendar Year 2010 EBITDA	Estimated Calendar Year 2010 Net Income
Imputed Enterprise Value (millions)	$21.8 - $34.5		N.M. - $ 7.1
Imputed Equity Value (millions)	$41.6 - $54.3	$17.5 -	$27.0
Imputed Company Per Share Value	$1.02 - $1.34	$0.43 -	$0.66

The imputed Company values above were each based on a range of multiples of first quartile to third quartile.

Premiums Paid Analysis. Thomas Weisel Partners reviewed the consideration paid in 58 acquisitions involving an equity value between $10 million and $150 million announced since January 1, 2005. Thomas Weisel Partners calculated the premiums paid in these transactions over the average closing stock price of the acquired company for the period one day, one week, one month and three months prior to announcement of the acquisition offer, and calculated the imputed Company per share value based on such premiums. The following table summarizes the results of this analysis:

	Premium One Day prior to Announcement	Premium One Week prior to Announcement	Premium One Month prior to Announcement	Premium Three Months prior to Announcement
3rd Quartile	48.0%	47.9%	48.0%	45.3%
Average	30.6%	32.3%	35.5%	31.0%
Median	28.8%	29.0%	32.3%	31.9%
1st Quartile	13.8%	16.8%	19.0%	13.0%
Imputed Company Per Share Value	$0.80 -$1.04	$0.78 -$0.99	$0.68 -$0.84	$0.62 -$0.80

The imputed Company per share values above were each based on a range of premiums of first quartile to third quartile.

No company or transaction used in the public company, precedent M&A, or premiums paid analyses is identical to the Company or the Offer and the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Offer and the Merger are being compared.

Liquidation Analysis. Based on estimates provided by the Company, which estimated that the Company had a probable liquidation value of $20.1 million in the downside case and $31.3 million in the base case, Thomas Weisel Partners calculated that, based upon approximately 40,670,000 shares outstanding as of December 31, 2008, net proceeds per share ranging from $0.49 (downside case) to $0.77 (base case) could be distributed to the Company’s shareholders in the event of liquidation of the Company.

The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the analyses set forth in its presentation to the Company. In addition, Thomas Weisel Partners may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Thomas Weisel Partners with respect to the actual value of the Company.

In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Thomas Weisel Partners with respect to the financial fairness of the consideration to be received by the Company’s shareholders pursuant to the Offer and the Merger, and were provided to the Company in connection with the delivery of the Thomas Weisel Partners opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, Thomas Weisel Partners’ opinion and presentation were among the many factors that the InFocus Board took into consideration in making its determination to approve the transactions contemplated by the Merger Agreement, and to recommend that the Company’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent necessary, approve the Merger.

The Company has agreed to pay Thomas Weisel Partners for its financial advisory services a fee of approximately $1.42 million, a significant portion of which is contingent upon consummation of the Offer and the Merger, and includes a fee of $400,000 that was payable upon delivery of its opinion. The Company was aware of this fee structure and took it into account in considering the Thomas Weisel Partners opinion and in approving the Offer and the Merger. Further, the Company has agreed to reimburse Thomas Weisel Partners for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Thomas Weisel Partners, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

In the ordinary course of business, Thomas Weisel Partners actively trades the equity securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Thomas Weisel Partners performed various investment banking services for the Company including advising with respect to the terms of a shareholder rights plan which was approved by the Board on January 6, 2009.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The InFocus Board selected Thomas Weisel Partners as its financial advisor because, among other reasons, it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated December 10, 2008, InFocus engaged Thomas Weisel Partners to act as its financial advisor in connection with the contemplated transactions. Pursuant to the terms of this engagement letter, InFocus has agreed to pay Thomas Weisel Partners a customary transaction fee of approximately $1.42 million, a significant portion of which is contingent upon consummation of the Offer and the Merger. In addition, InFocus has agreed to reimburse Thomas Weisel Partners for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Thomas Weisel Partners, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

Except as set forth above, neither InFocus nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of InFocus concerning the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transaction in Shares have been effected during the past 60 days by InFocus or, to the knowledge of InFocus, any current executive officer, director, affiliate or subsidiary of InFocus.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth below and elsewhere in this Schedule 14D-9, as of the date of this Schedule 14D-9, InFocus is not engaged in any negotiation in response to the Offer which relates to (a) a tender offer or other acquisition of InFocus’ securities by InFocus, any subsidiary of InFocus or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving InFocus or any subsidiary of InFocus,

(c) any purchase, sale or transfer of a material amount of assets by InFocus or any subsidiary of InFocus, or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of InFocus. Except as set forth below and elsewhere in this Schedule 14D-9, there are no transactions, resolutions of the InFocus Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

On April 20, 2009, Thomas Weisel Partners received an unsolicited proposal with respect to a potential acquisition of InFocus from a party that had previously contacted Thomas Weisel Partners as part of the Company’s strategic alternatives process. The InFocus Board subsequently determined that the unsolicited proposal constituted a Takeover Proposal, as such term is defined in the Merger Agreement, and that such Takeover Proposal was reasonably expected to lead to a Superior Proposal, as such term is defined in the Merger Agreement, requiring disclosure to Parent. The Company notified Parent of its determination on April 21, 2009. On April 22, 2009, the Company issued a press release announcing that such determination had been made and that Parent had been notified of such determination.

As of the date of this Schedule 14D-9, the Company and representatives of Thomas Weisel Partners were engaged in discussions with the person who submitted the proposal and its advisors to determine whether the Takeover Proposal constitutes, or could be revised to constitute, a Superior Proposal. There can be no assurance that any discussions with respect to the unsolicited proposal will result in a transaction being recommended by the InFocus Board, or that any such transaction will be consummated. Except as required by applicable law, InFocus does not intend to disclose the possible terms of any alternative transaction, or the identity of any person proposing such alternative transaction, prior to the execution of a definitive agreement with respect to such alternative transaction, if any.

As of the date of this Schedule 14D-9, the InFocus Board continues to unanimously recommend that InFocus shareholders accept and tender their Shares pursuant to the Offer described in the Merger Agreement.

ITEM 8.	ADDITIONAL INFORMATION

Board Actions to Render Business Combination Restrictions Inapplicable

Oregon Business Combination Act. Sections 60.825 through 60.845 of the OBCA, the Oregon Business Combinations Act, prevents an “interested shareholder” (one who owns 15% or more of a corporation’s voting securities) from completing certain business combinations, including a merger, with a corporation during the three-year period after becoming an interested shareholder, subject to certain exceptions, including if the corporation’s board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder before the date the shareholder becomes an interested shareholder. Because the InFocus Board has approved the Merger Agreement, this provision will not prevent Parent from completing the Merger.

Oregon Control Share Act. Sections 60.801 through 60.816 of the OBCA, the Oregon Control Share Act, provide that “control shares” of a corporation acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. “Control shares” are shares which, when added to shares then owned or controlled by a shareholder, increase the shareholder’s control of voting power above one of three thresholds: more than one-fifth; more than one-third; or more than one-half of the outstanding voting power of the corporation. Under the OBCA, a corporation may provide in its Articles of Incorporation or Bylaws that the Control Share Act does not apply to the corporation. InFocus’ Bylaws provide that the Control Share Act does not apply to acquisitions of InFocus’ voting shares. As a result, the Control Share Act will not apply to any acquisition of the Shares unless and until such Bylaw provision is repealed.

Dissenters’ Rights

The shareholders of InFocus will only have dissenters’ rights in the Merger to the extent required by the OBCA. Under the OBCA, as long as shares of InFocus common stock are listed on the NASDAQ Global Market on the record date for determining the shareholders eligible to vote on the Merger, or on the date notice is provided to shareholders under Section 60.491 of the OBCA, as applicable, holders of InFocus common stock will not be entitled to dissenters’ rights. The Purchaser expects that shares of InFocus common stock will continue to be listed on NASDAQ through the record date for determining the shareholders eligible to vote on the Merger, or on the date notice is provided to shareholders under Section 60.491 of the OBCA, as applicable, and, accordingly, that shareholders will not be entitled to dissenters’ rights.

If shares of InFocus common stock are not registered on a national securities exchange on the record date for determining the shareholders eligible to vote on the Merger, or on the date notice is provided to shareholders under Section 60.491 of the OBCA, as applicable, holders of InFocus common stock would be entitled to dissenters’ rights. Under the OBCA, shareholders who have the right to dissent and who comply with the applicable statutory procedures are entitled to receive a judicial appraisal of the fair value of their shares (excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable) and to receive payment of such fair value in cash, together with accrued interest. Any such judicial determination of the fair value of InFocus common stock could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the shares of InFocus common stock. The value so determined could be more or less than the price per share to be paid in the Merger. Failure to follow the steps required by the OBCA for perfecting dissenters’ rights may result in the loss of such rights.

Amendment to Shareholder Rights Agreement

At a meeting held on January 6, 2009, the InFocus Board adopted a limited duration Shareholder Rights Agreement. The Rights Agreement generally provided that if any person or group acquired 15 percent or more of the voting power of the Company’s outstanding common stock without the approval of the InFocus Board, there would be a triggering event which would cause the rights issued under the Rights Agreement to become exercisable to purchase common stock of the Company at a discount to the market value of the Company’s common stock. Because the person or group who causes the triggering event to occur is excluded from these discounted purchases, the voting power of such person or group would be substantially diluted. In connection with its approval of the Merger Agreement, the InFocus Board also approved an amendment to the Rights Agreement providing that the Rights Agreement does not apply to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

The foregoing summary of the amendment to the Rights Agreement is qualified in its entirety by reference to the First Amendment to Rights Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the Merger Agreement, InFocus irrevocably granted to Purchaser an option (the “Top-Up Option”) to purchase from InFocus, at a price per share equal to the price to be paid in the Offer, a number of Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Purchaser at the time of such exercise, equals one Share more than 90% of the then outstanding Shares (taking into account the issuance of the Top-Up Option Shares). The aggregate purchase price for the Top-Up Option Shares purchased by Purchaser pursuant to the Top-Up Option may be paid by Purchaser or Parent by full-recourse promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares. Any such promissory note shall bear interest at the rate of interest per annum equal to the rate of interest publicly announced by Bank of America in the City of New York from time to time during such period, at the bank’s Prime Lending Rate, shall mature on the first anniversary of the date of execution and delivery of the promissory note, and may be prepaid without premium or penalty.

The Top-Up Option may be exercised by the Purchaser, in whole, at any time on or after the date on which the Purchaser accepts for payment and pays for all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Date”); provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that, among other things, (i) the number of Shares beneficially owned by Parent or Purchaser immediately prior to the time of exercise of the Top-Up Option constitutes at least 65% of the number of Shares then outstanding, and (ii) the Purchaser has accepted for payment and paid for all Shares validly tendered in the Offer and not validly withdrawn. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a merger pursuant to Section 60.491 of the OBCA without a shareholder vote at a time when the approval of the Merger at a meeting of the shareholders of InFocus would otherwise be assured because of Purchaser’s and Parent’s collective ownership of a majority of the Shares following completion of the Offer.

The foregoing summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Short-form Merger

Under Section 60. 491 of the OBCA, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after completion of the Offer as a short-form merger under Oregon law without any further action by InFocus’ shareholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the OBCA to effect the Merger; however, if Purchaser acquires pursuant to the Offer or otherwise at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other InFocus shareholders.

Section 14(f) Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the InFocus Board, other than at a meeting of InFocus’ shareholders as described in the Information Statement, and is incorporated herein by reference.

Annual Report on Form 10-K and Current Reports on Form 8-K

For additional information regarding the business and financial results of InFocus, please see the following documents that have been filed by InFocus with the SEC, each of which is incorporated herein by reference:

•	InFocus’ Annual Report on Form 10-K for the year ended December 31, 2008.

•

InFocus’ Current Reports on Form 8-K filed with the SEC since December 31, 2008 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

ITEM 9.	EXHIBITS

Exhibit No.	Description
(a)(1)	Offer to Purchase dated April 27, 2009 (incorporated herein by reference to Exhibit (a)(1) of the Schedule TO filed by Parent, Purchaser and Radisson on April 27, 2009).

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) of the Schedule TO filed by Parent, Purchaser and Radisson on April 27, 2009).

(a)(3)	Letter to Shareholders of the Company dated April 27, 2009.*

(a)(4)	Press release issued by the Company on April 13, 2009 (incorporated herein by reference to Exhibit 99.1 of Form 8-K filed by the Company on April 13, 2009).

(a)(5)	E-mail Communication to Company Employees (incorporated herein by reference to Exhibit 99.2 of Schedule 14D-9C filed by the Company on April 13, 2009).

(a)(6)	E-mail Communication to Company Partners and Customers (incorporated herein by reference to Exhibit 99.3 of Schedule 14D-9C filed by the Company on April 13, 2009).

(a)(7)	Presentation to Employees and Partners (incorporated herein by reference to Exhibit 99.4 of Schedule 14D-9C filed by the Company on April 13, 2009).

(a)(8)	Script of Conference Call held by the Company for its Customer Partners (incorporated herein by reference to Exhibit 99.1 of Schedule 14D-9C filed by the Company on April 14, 2009).

(a)(9)	Article from e-Focus Newsletter distributed by the Company to Customer Partners (incorporated herein by reference to Exhibit 99.1 of Schedule 14D-9C filed by the Company on April 15, 2009).

(a)(10)	Press release issued by the Company on April 22, 2009 (incorporated herein by reference to Exhibit 99.1 of Schedule 14D-9C filed by the Company on April 22, 2009).

(e)(1)	Agreement and Plan of Merger, dated as of April 10, 2009 among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on April 13, 2009).

(e)(2)	Confidentiality Agreement between Joui International, LLC and the Company dated as of October 28, 2008 (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO filed by Parent, Purchaser and Radisson on April 27, 2009).

(e)(3)	Confidentiality Agreement between Joui International, LLC and the Company dated as of January 5, 2009 (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO filed by Parent, Purchaser and Radisson on April 27, 2009).

(e)(4)	First Amendment to Rights Agreement dated as of April 10, 2009 between the Company and Mellon Investor Services LLC (incorporated herein by reference to Exhibit 4.1 of Form 8-K filed by the Company on April 13, 2009).

(e)(5)	Escrow Agreement by and among the Company, Parent, Purchaser and Comerica Bank, as Escrow Agent, dated as of April 10, 2009 (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed by the Company on April 13, 2009).

(e)(6)	Tender and Support Agreement by and among Parent, Purchaser and certain shareholders of the Company, dated as of April 10, 2009 (incorporated herein by reference to Exhibit 10.2 of Form 8-K filed by the Company on April 13, 2009).

(g)	Not applicable.

Annex A	Information Statement.*

Annex B	Opinion of Thomas Weisel Partners LLC dated April 10, 2009.*

*	Included with the statement mailed to the shareholders of the Company.

Annex A

INFOCUS CORPORATION

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about April 27, 2009 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, without par value, including the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of January 7, 2009, between InFocus Corporation, an Oregon corporation (“InFocus” or the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company (the shares of common stock together with the associated common share purchaser rights, the “Shares”), of InFocus. In this document, the words “we,” “our,” “ours,” and “us” refer only to InFocus Corporation and not to any other person or entity.

The Schedule 14D-9 relates to the tender offer by IC Acquisition Corp., an Oregon corporation (“Purchaser”) and a wholly-owned subsidiary of Image Holdings Corporation, an Oregon corporation (“Image Holdings”) and a wholly-owned subsidiary of Radisson Investment Limited, a Hong Kong corporation (“Radisson”), disclosed in a Tender Offer Statement on Schedule TO dated April 27, 2009 (the “Schedule TO”) and filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price per Share of $0.95 net to the seller in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), without interest and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any amendments or supplements to this Offer to Purchase or to the Letter of Transmittal, collectively constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Company’s Board of Directors (the “Board” or “Board of Directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2009 (the “Merger Agreement”) by and among the Company, Parent and Purchaser.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Radisson, Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information, except as required by applicable law.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the shareholders of the Company. Each Share has one vote. As of April 20, 2009, 40,669,516 Shares were issued and outstanding.

BACKGROUND INFORMATION

The Merger Agreement provides, among other things, for the making of the Offer by Purchaser. The Merger Agreement further provides that, should the Offer be completed and certain conditions met, on the terms and subject to the conditions contained in the Merger Agreement and in accordance with the relevant provisions of the Oregon Business Corporation Act (the “OBCA”), Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, should it occur, each Share outstanding immediately prior thereto (other than Shares that are owned by the Company, Parent, Purchaser or any of their respective direct or indirect subsidiaries, and any Shares held by Company shareholders who perfect dissenters’ rights, if any, under the OBCA with respect to the Merger) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of taxes. For more information regarding the potential availability of dissenters’ rights, please see Item 8. Additional Information, Dissenters’ Rights in the Schedule 14D-9. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that, effective upon the acceptance for payment of Company Shares pursuant to the Offer, and from time to time thereafter, Parent will be entitled to designate a certain number of directors on the Board of Directors (“Designees”).

The number of Designees which Parent will have the right to designate will be equal to the product (rounded up to the next whole number) of (i) the total number of directors on the Board of Directors (after giving effect to any directors elected pursuant to Parent’s right to designate) and (ii) the percentage that the number of Shares beneficially owned by Parent and its affiliates (including Purchaser) bears to the total number of Shares then outstanding. Under the Merger Agreement the Company is required to promptly take all actions necessary to cause the Designees to be elected or appointed to the Board of Directors, including by increasing the size of the Company Board and seeking and accepting resignations of incumbent directors.

The Merger Agreement further provides that Parent shall be entitled to designate at least a majority of the directors on the Board of Directors as long as Parent and its affiliates beneficially own a majority of the Shares, and that, subject to any limitations imposed by applicable law, the Company shall also cause Designees to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Board of Directors and (B) each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors.

Notwithstanding the foregoing, prior to the effective time of the Merger, the Board of Directors shall always have at least two members who were members of the Board of Directors as of immediately prior to payment by Purchaser for Shares pursuant to the Offer (each such member a “Company Director” and, collectively, the “Company Directors”). If the number of directors who are Company Directors is reduced below two prior to the effective time of the Merger, the remaining director who is a Company Director will be entitled to designate a person to the Board of Directors who is not an officer, director, employee or designee of Parent, Purchaser or any of their affiliates and who shall be considered a Company Director for purposes of the Merger Agreement.

In addition to the provisions of the Merger Agreement, the Company’s obligations and the Parent’s rights with respect to appointing designees to the Board of Directors are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

Information with Respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge after reasonable inquiry, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or any Potential Nominee or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

Set forth below is the name, age, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each Potential Designee. Unless otherwise indicated below, the current business address of each person is 14726 Ramona Avenue, Suite 201, Chino, California 91710 and the telephone number at such business address is (909) 597-1683. Each such person is a citizen of the United States of America.

Lap Shun (John) Hui, age 54. Mr. Hui has been the Chief Executive Officer of Joui International, LLC, a diversified holding company, since September 2003. In addition, Mr. Hui was a supervising director, and indirectly the sole shareholder, of Packard Bell, B.V. from October 2006 to May 2008. Mr. Hui is an accomplished entrepreneur who co-founded eMachines Inc. and who has more than 20 years of experience in technology, computer and computer-related businesses. Mr. Hui has owned a number of technology related organizations and continues to acquire, hold and sell various organizations. In addition to his background in the personal computer and related peripherals industries, Mr. Hui oversees various investments in the data storage, telecommunications, web applications and related information technology areas.

Ben Wong, age 48. Mr. Wong has been the Chief Executive Officer of Suzhou Raken Technology, Ltd., a television manufacturer, since August 1, 2008, and the Executive Vice President of Amtran Technology Ltd., which manufacturers monitor displays, since January 1, 2008. Previously Mr. Wong served as Managing Director of Packard Bell B.V. from October 2006 to March 2008. Prior to joining Packard Bell, Mr. Wong served as Chief Financial Officer and Chief Operating Officer of Visio, Inc., a television distributor, from April 2005 to May 2006. Mr. Wong’s current business address is 17F, No. 268, Lien Chen Rd., Chong He City, Taipei County 23553, Taiwan, Republic of China, and business telephone number is 886-2-8228-0505.

Alison Chow, age 49. Ms. Chow has been the Chief Operating Officer of Joui International, LLC since September of 2003.

Parent has advised the Company that, to its knowledge after reasonable inquiry, none of the Potential Designees has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations and other minor offenses), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. None of the nominees above is related to any other Potential Nominee or to any director executive officer of the Company.

It is expected that the Designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Board. It is anticipated that this step will be accomplished at a meeting or by written consent of the Board providing that a sufficient number of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designees will constitute at least a majority of the available positions on the Board. It is not currently known which of the current directors of the Company may resign.

BOARD OF DIRECTORS OF INFOCUS CORPORATION

In accordance with our bylaws, the Board of Directors shall consist of no less than three and no more than nine Directors, the specific number to be determined by resolution adopted by the Board of Directors. The Board of Directors is currently comprised of the following seven directors:

Name	Age	Has Been a Director Since
John D. Abouchar	48	2007
Peter D. Behrendt	70	1995
Michael R. Hallman	63	1992
Robert B. Ladd	50	2007
Bernard T. Marren	73	2007
Robert G. O’Malley	63	2007
Michael A. Nery	36	2009

John D. (J.D.) Abouchar is an independent consultant to GRT Capital Partners, LLC, focused on technology holdings, and a portfolio manager to GRT Technology L.P. hedge fund. Prior to joining GRT Capital Partners in 2006, Mr. Abouchar was a Senior Analyst for six years at Pacific Edge Investment Management, a hedge fund specializing in various electronics and technology industries based in Palo Alto, California. Prior to working at Pacific Edge Investment Management, Mr. Abouchar was employed as a Senior Equity Analyst for Preferred Capital Markets, Inc. from 1998 to 2000. In this role, Mr. Abouchar actively covered InFocus as an analyst for over two years. Mr. Abouchar holds a B.S. degree in Economics from Wharton School, University of Pennsylvania.

Peter D. Behrendt has been a Venture Partner with New Enterprise Associates (NEA) since 1999. In addition, Mr. Behrendt currently serves as Chairman of the Board of ProStor Systems, a Boulder, Colorado based company that specializes in removable disk storage for data back-up and archiving needs. From September 2000 until 2003, Mr. Behrendt was the Chairman of the Board of Troika Networks, a storage networking company. From 1987 until 1997, Mr. Behrendt was the Chairman and Chief Executive Officer of Exabyte Corp., a publicly traded company that was the world’s largest independent manufacturer focused exclusively on tape storage products, tape libraries and recording media. In addition, prior to working at Exabyte Corp., Mr. Behrendt spent 26 years in numerous executive positions at International Business Machines, Inc. (“IBM”), including worldwide responsibility for business and product planning for IBM’s tape and disk drives business and general management of IBM’s worldwide electronic typewriter business. Mr. Behrendt was an Adjunct Professor of Entrepreneurship at the University of Colorado at Boulder and holds a B.S. degree in Engineering from UCLA. Mr. Behrendt serves on the board of Western Digital Corporation (NYSE: WDC) and several private companies.

Michael R. Hallman has served as President of The Hallman Group, a management consulting company focusing on marketing, sales, business development and strategic planning for the information systems industry, since October 1992. Mr. Hallman served as President and Chief Operating Officer of Microsoft Corporation, a developer and manufacturer of a wide range of software products for a multitude of computing devices from February 1990 until March 1992. From 1987 to 1990, he was Vice President of the Boeing Company, a major aerospace company, and President of Boeing Computer Services. From 1967 to 1987, Mr. Hallman worked for IBM in various sales and marketing executive positions, with his final position being Vice President of Field Operations. Mr. Hallman holds a B.B.A. and an M.B.A. from the University of Michigan. Mr. Hallman is a member of the Board of Directors of Intuit, Inc. (NASDAQ: INTU), a leading provider of business and financial management solutions for small and medium sized businesses.

Robert B. Ladd has served as Managing Member of Laddcap Value Associates LLC, which serves as General Partner of Laddcap Value Partners LP, since late 2002. Prior to forming his private investment partnership, Mr. Ladd was a Managing Director at the investment management firm Neuberger Berman, from 1988 through 2002, where he served as a securities analyst and portfolio manager for various high net worth clients of the firm. In addition, Mr. Ladd serves as a member of the Board of Directors of Delcath Systems, Inc. (NASDAQ: DCTH), a development stage company developing a drug delivery system for the introduction of chemotherapy agents. Mr. Ladd is a Chartered Financial Analyst and has over 20 years of experience in the investment management field. He earned a B.S. degree in economics from the Wharton School, University of Pennsylvania and a M.B.A. from Northwestern University’s Kellogg School of Management.

Bernard T. Marren has served as the Chairman, Chief Executive Officer and President of OPTi Inc., an intellectual property licensing company based in Palo Alto, California, since 1998. In addition, Mr. Marren serves as a member of the Board of Directors of Microtune, Inc. (NASDAQ: TUNE), a fabless semiconductor manufacturing company based in Plano, Texas and Uni-Pixel, Inc. (OTC Bulletin Board: UNXL), a developer of flat panel color display technology, based in The Woodlands, Texas. Mr. Marren has over 40 years of experience in the technology industry and earned a B.S.E.E. degree from the Illinois Institute of Technology.

Robert G. O’Malley joined InFocus as its President, Chief Executive Officer and Director on October 1, 2007. Prior to joining InFocus, Mr. O’Malley served as Senior Vice President of marketing at Tech Data Corporation, a distributor of IT hardware, software and services, since 2005. Mr. O’Malley served as a consultant and in short-term executive positions at various technology companies between 2003 and 2005 and was President, CEO and Chairman of Immersion Corporation, a developer of tactile, or haptic, technologies that engage the sense of touch in the digital world, between 2000 and 2003. In addition, prior to 2000, Mr. O’Malley held various senior executive positions at Intermec Technologies, Pinacor, MicroAge, and IBM. Mr. O’Malley earned a Master’s degree in Business Administration from Arizona State University in Tempe, and a Bachelor’s degree in aeronautical engineering from the University of Minnesota in Minneapolis.

Michael A. Nery joined the Board in February 2009. Mr. Nery founded Nery Capital Partners, L.P., an investment fund based in Asheville, NC, and has acted as its manager since September 1999. From January 1997 to May 1999, Mr. Nery served as Vice President and Senior Analyst with Denver Energy Partners, LP. Mr. Nery is a Chartered Financial Analyst and holds a B.S. degree in Psychology from Williams College. Mr. Nery has served as a director of Tandy Leather Factory, Inc. (AMEX: TLF) since December 2003.

DIRECTOR COMPENSATION

The following table summarizes compensation paid to non-employee members of our Board of Directors related to their 2008 service:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compen- sation ($)		Total ($)
Mr. Abouchar	$73,000	$972	$19,748	$—		$93,720
Mr. Behrendt	56,100	1,095	19,748	500	(2)	77,443
Mr. Berkoff(3)	18,750	—	—			18,750
Mr. Hallman	66,500	1,095	19,748	—		87,343
Mr. Ladd	65,500	—	18,988	—		84,488
Mr. Marren	51,250	1,095	18,988	—		71,333

(1)	Represents the dollar amount recognized as stock-based compensation expense in the financial statements for 2008 related to restricted stock and stock option awards in accordance with SFAS No. 123R, excluding forfeitures. See Note 13 of Notes to Consolidated Financial Statements included in our Annual Report for the year ended December 31, 2008 for the valuation assumptions and other information related to our stock and option awards during 2008.

(2)	Represents compensation paid to Mr. Behrendt in 2008 related to his service on the board of directors of our 50/50 joint venture, South Mountain Technologies (“SMT”), including attendance and participation in SMT board meetings.

(3)	Mr. Bruce Berkoff ceased to be a Director on May 14, 2008 as he did not stand for reelection at our 2008 Annual Meeting.

Non-employee Directors are reimbursed for their expenses in attending meetings of our Board of Directors. In addition, non-employee Directors receive an annual retainer fee of $28,000 and a $2,500 fee for each Board meeting attended in person and a $500 fee for each telephonic Board meeting attended. Each chair or member of a Board committee receives an additional annual retainer as follows:

•	a $15,000 fee for Audit Committee chair and a $7,500 fee for Audit Committee member;

•	a $10,000 fee for Compensation Committee chair and a $5,000 fee for Compensation Committee member; and

•	a $10,000 fee for Nominating and Corporate Governance Committee chair and a $2,500 fee for Nominating and Corporate Governance Committee member.

Each non-employee Director is granted an option to purchase 30,000 shares of our common stock upon initial election to the Board and an option to purchase 25,000 shares of our common stock for each year of additional service as a Director. Committee chairs also receive an additional option to purchase 1,000 shares of our common stock. Pursuant to our Officer and Director Stock Ownership Program, non-employee Directors also receive restricted stock grants based on a ratio of one share for every two shares of our common stock purchased by them up to a maximum of 5,000 shares per year. We do not pay any additional remuneration to employees who also serve as Directors.

Equity incentive awards outstanding at December 31, 2008 for each non-employee Director were as follows:

Name	Unvested Stock Awards (#)	Option Awards (#)
Mr. Abouchar	5,000	82,000
Mr. Behrendt	5,000	172,000
Mr. Hallman	5,000	172,000
Mr. Ladd	—	80,000
Mr. Marren	5,000	80,000

DIRECTOR INDEPENDENCE AND LEAD INDEPENDENT DIRECTOR

The Board of Directors has determined that each of the Company’s seven directors, except for Mr. O’Malley, are an “independent director” under Nasdaq Global Market Marketplace Rule 4200(a)(15). The Board of Directors has also determined that each member of the three committees of the Board of Directors meets the independence requirements applicable to those committees prescribed by NASDAQ and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”) related to audit committee member independence. Parent and Purchaser have informed us that, to their knowledge after reasonable inquiry, Mr. Wong meets the foregoing independence requirements.

In February 2004, the Board of Directors designated Mr. Hallman as the Lead Independent Director pursuant to the InFocus Corporate Governance Policies. The Lead Independent Director may periodically help schedule or conduct separate meetings of the independent Directors and perform such other duties as may be determined by the Board of Directors.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors held 17 meetings during the year ended December 31, 2008. During 2008, no Director attended fewer than 75% of the meetings of the Board of Directors and any committees of which the Director was a member. The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

The Board of Directors does not currently have a policy with regard to attendance of board members at our Annual Meeting of Shareholders; however, we attempt to hold a regularly scheduled board meeting in conjunction with our Annual Meeting of Shareholders. All of our Directors were in attendance for the 2008 Annual Meeting of Shareholders.

The Audit Committee is a separately-designated standing committee established in accordance with section 3(a)(58)(A) of the Exchange Act and was composed of the following directors during 2008:

•	Mr. Abouchar (Committee Chair)

•	Mr. Behrendt;

•	Mr. Berkoff until his retirement from the Board in May 2008;

•	Mr. Hallman;

•	Mr. Ladd; and

•	Mr. Marren.

Mr. Nery was added to the Audit Committee upon joining the Board in February 2009.

The Audit Committee oversees our accounting, financial reporting and internal control processes and the independent audit of our financial statements. The Audit Committee reviews, with our independent registered public accounting firm and representatives of management, the scope and results of audits, the appropriateness of accounting principles used in financial reporting and the adequacy of financial and operating controls. The Audit Committee held nine meetings in 2008, including meetings to review the quarterly and annual financial statements and press releases with our management and independent registered public accountants prior to release. The Audit Committee Charter is available on our corporate website at www.infocus.com.

The Compensation Committee was composed of the following directors during 2008:

•	Mr. Behrendt (Committee Chair);

•	Mr. Abouchar;

•	Mr. Berkoff until his retirement from the Board in May 2008;

•	Mr. Hallman;

•	Mr. Ladd; and

•	Mr. Marren.

Mr. Nery was added to the Compensation Committee upon joining the Board in February 2009.

The Compensation Committee discharges the responsibilities of the Board of Directors relating to compensation of our executives, produces an annual report on executive compensation for inclusion in our annual proxy statement and acts as the plan administrator of our stock incentive plans. The Compensation Committee sets the annual compensation of the Chief Executive Officer and other executive officers. The Compensation Committee also reviews and approves the evaluation process and compensation structure under which compensation is paid or awarded to our executive officers. The Compensation Committee held 10 meetings during 2008. The Compensation Committee Charter is available on our corporate website at www.infocus.com.

The Nominating and Corporate Governance Committee was composed of the following during 2008:

•	Mr. Hallman (Committee Chair);

•	Mr. Abouchar;

•	Mr. Behrendt;

•	Mr. Berkoff until his retirement from the Board in May 2008;

•	Mr. Ladd; and

•	Mr. Marren.

Mr. Nery was added to the Nominating and Corporate Governance Committee upon joining the Board in February 2009.

The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become members of the Board and recommending nominees to the Board for election at the Annual Meeting of Shareholders. In addition, the Nominating and Corporate Governance Committee is responsible for the development and monitoring of processes to assess the effectiveness of the Board and developing a set of corporate governance guidelines. The Nominating and Corporate Governance Committee held one meeting during 2008. The Nominating and Corporate Governance Committee Charter is available on our corporate website at www.infocus.com.

NOMINATIONS TO OUR BOARD OF DIRECTORS

The Nominating and Corporate Governance Committee of the Board of Directors is responsible for recommending nominees for our Board of Directors.

As provided in our Corporate Governance Policies, the Nominating and Corporate Governance Committee will consider suggestions from shareholders concerning possible candidates for nomination to the Board of Directors. Such suggestions should be submitted to the Committee Chair of the Nominating and Corporate Governance Committee.

All of our current Directors were originally recommended to our board by various sources, including our outside directors, major shareholders, advisors and other referral sources. All of the Potential Designees were proposed by Parent.

Qualifications of Directors

Qualifications required of individuals for consideration as a board nominee will vary according to the particular areas of expertise being sought as a complement to our existing board composition at the time of any vacancy. However, minimum qualifications include high levels of leadership experience in business, substantial knowledge about issues faced by publicly traded companies, experience in positions demonstrating expertise and judgment, including on other corporate boards, personal and professional integrity, availability and demonstrated commitment. We seek a board that possesses the background, skills, expertise and commitment necessary to make a significant contribution to our company. The Nominating and Corporate Governance Committee will evaluate potential nominees by reviewing qualifications, considering references, conducting interviews and reviewing such other information as committee members may deem relevant. We have not employed consultants to help us identify or screen prospective directors in the past, but may do so in the future at the discretion of the Nominating and Corporate Governance Committee.

Director Nominations by Shareholders

Our bylaws provide that nominations for election to the Board of Directors may be made only by the Board or a Board committee, or by any shareholder of record entitled to vote in the election of Directors at the meeting. A shareholder who wishes to make a nomination must give written notice, by personal delivery or mail, to the Secretary of InFocus Corporation. Proposals by shareholders intended to be included in our Proxy Statement for our Annual Meeting must generally be received by us at our principal executive office no later than 120 days prior to the anniversary of the mailing of the prior years’ proxy materials. Further, to be considered timely, proposals by shareholders intended to be presented at our Annual Meeting must generally be received by us at our principal executive office no later than 60 calendar days and no earlier than 90 calendar days prior to the first anniversary of the preceding year’s annual meeting. However, if the date fixed for an Annual Meeting is changed by more than 30 calendar days from such anniversary, shareholder proposals must be received no later than the close of business on the 10th calendar day following the date public disclosure of the meeting date was made.

To be effective, the notice must set forth all information required by Section 3.3 of our bylaws, including, without limitation, the name, age, business address and residence address of each person being nominated, the principal occupation or employment of such person, the class and number of shares of capital stock beneficially owned by the person, and all other information relating to such person that is or would be required to be disclosed in a solicitation of proxies pursuant to the rules and regulations under the Exchange Act. In addition, certain information must be provided about the shareholder or shareholder group making a nomination, as detailed in Section 3.3 of our bylaws. Finally, a shareholder or shareholder group making a nomination must comply with all applicable requirements of the Exchange Act, including providing a nominee’s consent to being named in a proxy statement and to serve as a director if elected.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders may send correspondence to our Board of Directors or to any individual Director at: InFocus Corporation, 27500 SW Parkway Avenue, Wilsonville, Oregon 97070.

Your communications should indicate that you are an InFocus Corporation shareholder. Depending on the subject matter, we will either forward the communication to the Director or Directors to whom it is addressed, attempt to handle the inquiry directly, or not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. Correspondence marked confidential will not be opened prior to forwarding to the Board or any individual Director.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Abouchar, the Chair of the Audit Committee, is an “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC. Mr. Abouchar is also independent as prescribed by NASDAQ and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Exchange Act related to audit committee member independence.

AUDIT COMMITTEE

The Audit Committee reviews, with our independent registered pubic accountants and representatives of management, the audited financial statements, the scope and results of audits, the appropriateness of accounting principles used in financial reporting and the adequacy of financial and operating controls. The Audit Committee held nine meetings in 2008, including the meetings to review the quarterly and annual financial statements and press releases with our management and independent registered public accountants prior to release.

Management is responsible for InFocus’ internal controls and the financial reporting process. The Company’s independent registered public accounting firm is accountable to the Audit Committee and is responsible for performing an independent audit of those consolidated financial statements and the effectiveness of internal controls over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board. The independent registered accounting firm is responsible for expressing an opinion as to the conformity of the Company’s consolidated financial statements with generally accepted accounting principles. The independent registered accounting firm is also responsible for expressing an opinion as to the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Audit Committee’s responsibility is to monitor and oversee these processes.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 6, 2009, certain information furnished to us with respect to ownership of our common stock of (i) each Director, (ii) the “named executive officers” (as defined under “Executive Compensation Summary Information”), (iii) all persons known by us to be beneficial owners of more than 5% of our common stock, and (iv) all current executive officers and Directors as a group.

	Common Stock(1)
Shareholder	Number of Shares(2)	Percent of Shares Outstanding
Nery Capital Partners, L.P.(3) Michael A. Nery 263 Stratford Road Asheville, NC 28804	4,966,852	12.2%

Renaissance Technologies Corp.(4) 800 Third Avenue New York, NY 10022	3,045,300	7.5%

Dimensional Fund Advisors LP(5) Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	3,008,763	7.4%

Royce & Associates, LLC(6) 1414 Avenue of the Americas New York, NY 10019	2,588,935	6.4%

Wells Fargo & Company(7) 420 Montgomery Street San Francisco, CA 94104	2,465,700	6.1%

Lloyd I. Miller, III(8) 4550 Gordon Drive Naples, FL 34102	2,124,071	5.2%

Michael A. Nery(3)	4,966,852	12.2%
Robert G. O’Malley	527,917	*
Robert B. Ladd(9)	336,137	*
Joseph O’Sullivan	324,988	*
Michael R. Hallman	247,000	*
Peter D. Behrendt	232,757	*
Lisa K. Prentice	146,875	*
Steve Stark	132,902	*
Bernard T. Marren	125,000	*
John D. Abouchar	107,000	*
Mark Perry	—
All current executive officers and Directors as a group (11 persons)	7,147,428	17.1%

*	Less than one percent.

(1)

Applicable percentage of ownership is based on 40,669,516 shares of common stock outstanding as of March 6, 2009 together with applicable options for such shareholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares of common stock subject to options currently exercisable or exercisable within 60 days after March 6, 2009 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. The beneficial owner has sole voting and investment powers with respect to such shares unless otherwise noted.

(2)	Includes shares of common stock subject to options exercisable within 60 days after March 6, 2009 and shares of restricted stock for which the person has voting rights as follows:

Name	Number of Options	Restricted Shares with Voting Rights
Robert B. Ladd	80,000	—
Michael R. Hallman	172,000	5,000
Peter D. Behrendt	172,000	5,000
Steve Stark	99,309	—
Robert G. O’Malley	197,917	198,750
Joseph O’Sullivan	177,188	7,500
Bernard T. Marren	80,000	5,000
John D. Abouchar	82,000	5,000
Lisa K. Prentice	46,875	72,917
Mark Perry	—	—
All current executive officers and Directors as a group	1,107,289	299,167

(3)	Information obtained from Schedule 13D/A dated January 5, 2009 filed by Nery Capital Partners, L.P. (“Nery Capital”). Nery Asset Management, as the investment advisor of Nery Capital, may be deemed to beneficially own the 4,966,852 shares owned by Nery Capital. Nery Capital Management, as the general partner of Nery Capital, may be deemed to beneficially own the 4,966,852 shares owned by Nery Capital. Mr. Nery, as manager of each Nery Asset Management and Nery Capital Management, may be deemed to beneficially own the 4,966,852 shares owned by Nery Capital. Each of Nery Asset Management, Nery Capital Management and Mr. Nery disclaims beneficial ownership of the shares beneficially owned by Nery Capital, except to the extent of their pecuniary interest therein.

(4)	Information obtained from Schedule 13G/A dated February 12, 2009 filed by Renaissance Technologies Corp. (“RTC”), an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Mr. James Simons, due to his position as control person of RTC, is deemed to be the beneficial owner of all 3,045,300 shares. RTC and Mr. Simons have sole voting and dispositive power with respect to all 3,045,300 shares.

(5)	Information obtained from Schedule 13G/A dated February 9, 2009 filed by Dimensional Fund Advisors LP. (“Dimensional”), an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Dimensional has sole voting power with respect to 3,003,461 shares and sole dispositive power with respect to all 3,008,763 shares.

(6)	Information obtained from Schedule 13G/A dated January 26, 2009 filed by Royce & Associates, LLC (“Royce”), an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Royce has sole voting and dispositive power with respect to all 2,588,935 shares

(7)	Information obtained from Schedule 13G/A dated January 29, 2009 filed by Wells Fargo & Company (“Wells Fargo”), a parent holding company. One entity, Wells Capital Management Incorporated, an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 2,353,200 of the shares and has sole dispositive power, but no voting power with respect to these shares. Wells Fargo has sole voting power with respect to 1,908,400 of the shares and sole dispositive power with respect to all 2,465,700 shares.

(8)	Information obtained from Schedule 13D dated November 19, 2008 filed by Lloyd I. Miller, III (“Lloyd Miller”). The shares held by Lloyd Miller are held in various trusts for the benefit of certain of his family members. Lloyd Miller has sole voting and dispositive power with respect to 609,765 shares and shared voting and dispositive power with respect to the remaining 1,514,306 shares.

(9)	These shares are held by Laddcap Value Partners LP. Mr. Ladd may be deemed a beneficial owner of these shares as he is the Managing Member of Laddcap Value Associates LLC, which serves as General Partner of Laddcap Value Partners LP.

EXECUTIVE OFFICERS

The following table identifies our executive officers as of March 6, 2009, the positions they hold and the year in which they began serving as an executive officer. Officers are elected by the Board of Directors to hold office until their successors are elected and qualified.

Name	Age	Current Position(s) with Company	Officer Since
Robert G. O’Malley	63	Director, President and Chief Executive Officer	2007
Joseph O’Sullivan	52	Senior Vice President and Chief Operating Officer	2004
Lisa K. Prentice	48	Senior Vice President, Finance, Chief Financial Officer and Secretary	2008
Steve Stark	54	Vice President, Engineering	2005

For biographical information on Mr. O’Malley, see “Board of Directors of InFocus Corporation” above.

Joseph O’Sullivan joined InFocus in September 2004 as Vice President, Global Supply Chain Management and, in mid-2006, Mr. O’Sullivan was appointed Vice President, Global Operations and General Manager Asia Sales. In May 2007, Mr. O’Sullivan became Acting Chief Operating Officer, Vice President Global Operations and General Manager Asia Sales. In November 2007, Mr. O’Sullivan was named Chief Operating Officer. Prior to joining InFocus, Mr. O’Sullivan was a consultant working with Banta Global Turnkey, a global outsourcing company from March 2003 to September 2004. Prior to that, Mr. O’Sullivan held various executive positions at Apple Computer, Inc. from 1988 to 2003 with his final position being Vice President of Asia Operations. Apple Computer designs, manufactures, and markets personal computers and a line of portable digital music players along with related software, services, accessories, and networking solutions.

Lisa K. Prentice joined InFocus on January 17, 2008 as its Senior Vice President, Finance and, on March 7, 2008, was also named as its Corporate Secretary and Treasurer. On March 12, 2008, Ms. Prentice was named Chief Financial Officer. Prior to Joining InFocus, Ms. Prentice served as Chief Financial Officer of PACCESS, a global supply chain solutions provider with primary operations in Asia, since 2001. Prior to PACCESS, Ms. Prentice worked in senior financial management roles at Tektronix, Inc., a provider of test, measurement and monitoring instrumentation, and later at Xerox Corporation, a manufacturer of high-technology document processing products. Ms. Prentice earned a Master’s degree in Business Administration from Portland State University, and a B.S. degree in Business with a concentration in Accounting from the University of Oregon.

Steve Stark joined InFocus in 1992 as a manufacturing engineer and also spent 10 years in our research and development department as a Design Engineer, Projection Display Architect and Engineering Director. In September 2005, Mr. Stark was promoted to Vice President, Engineering. Prior to joining InFocus, Mr. Stark held a variety of design and test engineering leadership positions for 17 years at Tektronix, Inc. Mr. Stark holds a B.S. degree in Electronics Engineering from the University of Portland, has completed continuing programs in Engineering and Technology Management and is the author of several patents in the InFocus technology portfolio.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis, included elsewhere in this Information Statement, with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

Submitted by the Compensation Committee of the Board of Directors:

Mr. Behrendt (Chair)

Mr. Abouchar

Mr. Hallman

Mr. Ladd

Mr. Marren

Mr. Nery

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In this section, we give an overview and analysis of our compensation programs and policies, the material compensation decisions we have made under those programs and policies, and the material factors that we considered in making those decisions. Under the heading “Executive Compensation Summary Information” below, you will find a series of tables containing specific information about the compensation earned or paid in 2008 to the individuals named in the Summary Compensation Table, whom we refer to as our named executive officers, or NEOs.

The discussion below is intended to help you understand the detailed information provided in those tables and put that information into context within our overall compensation program.

Compensation Philosophy and Policies

Our general philosophy is to structure executive officer compensation to attract, motivate and retain senior management by providing an opportunity for competitive compensation based on market rates and the Company’s performance. Our compensation philosophy is designed to be competitive with comparable employers and to align management’s incentives with the long-term interests of our stockholders. We compensate our senior management through a mix of base salary and incentive pay. Incentive pay includes annual bonus plans and a mix of short-term and long-term stock-based incentive opportunities. Annual bonus plans are generally designed to reward both company-wide performance and department-specific performance by tying payouts to pre-approved operating income goals and departmental financial or measurable operational objectives. In 2008, however, in view of our focus on returning to profitability, payouts were tied only to company-wide operating income goals. Short-term and long-term stock-based incentive opportunities include grants of options to purchase our common stock in the future and grants of restricted stock. It is also the policy of the Compensation Committee of our Board of Directors (the “Compensation Committee”) that, to the extent possible, compensation will be structured so that it meets the “performance-based” criteria as defined by Section 162(m) of the Internal Revenue Code of 1986, as amended, and therefore is not subject to federal income tax deduction limitations. The Compensation Committee has the right to waive pre-established performance criteria in granting awards.

The Compensation Committee has been assigned the responsibility by the Board of Directors for setting compensation for our executives and acts as the plan administrator of our stock-based compensation plans. On an annual basis, the Compensation Committee reviews and evaluates the performance of the Chief Executive Officer (“CEO”) relative to the Board’s approved goals and objectives. Based on this evaluation, the

Compensation Committee sets the CEO’s annual compensation including salary, bonus and long-term stock-based compensation. The Compensation Committee also reviews and approves the evaluation process and compensation structure under which compensation is paid or awarded to our other executive officers. The roles and responsibilities of the Compensation Committee are defined in its charter, which is available on our corporate website at www.infocus.com.

Elements and Objectives of our Compensation Program

The elements of our 2008 target overall executive compensation program included: annual base pay, Executive Bonus plan and stock-based compensation. The objective of the compensation program was to provide a mix of stable and consistent income (annual base pay) as well as income that has substantial risk and reward opportunities tied to our financial performance (annual Executive Bonus plan and stock-based compensation). The annual base pay and bonus plans represent the short-term elements of our compensation program and are designed to balance the stability of base pay with short-term, at risk bonus elements. Bonus plan payments are tied to company performance, with potential for considerable increase in total compensation as well as substantial risk of forfeiture.

In contrast, the remaining stock-based compensation plans represent long-term incentive programs, designed to retain high-quality executives and to inspire their continuing efforts to improve corporate financial results and shareholder value. Our philosophy is that key decision-makers whose actions and performance are critical to the long-term success of our company should have a meaningful portion of their total target compensation linked to our success in meeting our long-term performance objectives and increasing shareholder value. The NEOs have more of their total compensation leveraged within the long-term programs than other members of senior management. The Compensation Committee believes the NEOs have more ability to influence our performance and thus should have a higher portion of their total compensation “at risk,” with the potential not only for higher growth opportunities, but also greater risk if performance goals are not met.

The process used in establishing overall target compensation for our NEOs is similar to the process used to establish total target compensation for our entire employee base. Our main data source and tool in setting target compensation for our NEOs is participating in and reviewing the results of Radford’s Compensation Surveys conducted by Radford Associates and evaluating compensation in relation to comparable positions in the target geographic region. In determining appropriate comparable data, we use the survey results that compare compensation data for companies with revenue between $200 million and $1.0 billion, regardless of the industry. We review companies with revenue ranges that are comparable to ours regardless of the industry because we are committed to providing compensation and benefit programs that are competitive both within our industry as well as with other relevant organizations we compete with for qualified employees. Senior management and our human resource department utilize Radford’s Compensation Survey and collaborate to make compensation recommendations to the Compensation Committee. Management analyzes the range of salaries paid by companies nation-wide for each specific comparable executive position, and uses a range of the 50th to 60th percentile as a guideline for assigning total compensation. The Compensation Committee chose to use the 50th to 60th percentile range as the guideline for setting executive compensation because we feel up to a 10% premium to market average supports our goal of attracting qualified senior management and allows for future compensation growth opportunities. In addition to the Radford survey, other factors, such as previous experience, are taken into consideration when determining compensation recommendations.

Annual Base Salary

Our goal in establishing annual base salary levels is to provide our senior management with a level of assured cash compensation that would normally accompany their professional status and accomplishments. The annual base salary for all our NEOs, and any increases to annual base salary established during the year, was set in accordance with the guidelines discussed above.

Annual Bonus Plans for 2008

Executive Bonus Plan

We believe a significant portion of an executive’s compensation should be variable, or “at risk,” in order to help drive the desired annual financial results. The 2008 Executive Bonus Plan (the “Bonus Plan”) is the vehicle through which this variable pay opportunity was established in 2008. The Compensation Committee annually reviews and approves the financial goals on which the Bonus Plan is based. While our standard practice is to award cash bonuses based upon company and individual/team performance objectives, in view of our focus on operating profitability in 2008, bonuses for our NEOs were based solely upon the company achieving the overall targeted financial objectives by the end of that period. The percentage of compensation “at risk” under this plan is higher for the more senior officers, in recognition of the fact that they have a greater role in influencing the direction and outcome of corporate objectives. The Compensation Committee sets the targets for achieving the bonus at a level that is attainable but still requires significant improvement to the relative operating results. In 2008 the targets were not achieved and the bonuses were not earned.

The Executive Bonus Plan provides for the payment of executive officer bonuses based on achievement of corporate adjusted operating income targets. The Compensation Committee chose adjusted operating income as the financial measure to tie the executive’s incentive bonus to the operations of the business most in their control. The operating income goals are generally approved by the Board of Directors at the beginning of each year based on the operational and financial plan prepared by management. However, due to the desire to create a more aligned sense of urgency and timeliness, the 2008 goals were established in February 2008 and set to be paid quarterly in Q1 and Q2 of 2008. Infrequent or unusual adjustments such as restructuring charges, asset impairments or one-time gains and losses are excluded from operating income in both establishing targets and measuring results. The 2008 annual operating income goal was set at a level that required significant improvement in our performance relative to 2007.

Generally, the percentage of the target bonus to be paid out is adjusted according to the percentage achievement of the applicable goals and objectives. Over achievement or under achievement of the goal could result in increased or decreased payment amounts on a prorated basis. More than 100% of the target bonus may be paid out if more than 100% of the adjusted operating income target is achieved. The adjusted operating income target has to be met at the 50% level or greater for the executive officers to receive any payments under the Bonus Plan. Provided the minimum adjusted operating income target (50%) is achieved, the target bonus attributable to individual/team results is determined based on performance against those specific goals, but is capped at 150% of the target amount. If the corporate adjusted operating income is between 50% and 125%, the target bonus payout amount is prorated. Any payments to the CEO, CFO, COO and other Vice Presidents under the Bonus Plan occur following the end of the fiscal year based on the audited annual financial statements. Payments to all other executives are typically made quarterly based on achieving quarterly operating income targets and individual/team objectives. For all executives of the Company who are Corporate Officers, 100% of their bonus is based upon the achievement of the annual adjusted operating income goal because we believe these positions have the most influence on the financial success of the company and, therefore, their bonuses should be based entirely on achievement of our financial goals. For other non-Corporate Officer eligible executives and employees, the percent of their bonus that is dependent on achievement of the operating income goals and achievement of the executive’s or employee’s individual/team goals are determined annually.

In a meeting held on February 12, 2008, the Compensation Committee approved the Bonus Plan for 2008. Target bonuses for 2008 under the Bonus Plan were 50% and 45% of annual base salary for Chief Executive Officer and Senior Vice Presidents/Vice Presidents, respectively. In 2008, no amounts were earned or paid under the Bonus Plan.

Stock Option Awards for 2008

Our Stock Incentive Plan provides for the issuance to officers and employees of incentive and non-qualified options to purchase shares of our common stock at an exercise price equal to the fair market value of the underlying shares on the date of grant. In awarding stock options, the Compensation Committee looks at equity compensation practices of other similar companies and considers the position of the individual executive, benchmark data from Watson Wyatt for similar positions, the individual’s annual base pay and his/her ability and opportunity to direct improvements of the Company as a whole.

In consultation with Watson Wyatt, a global compensation consulting firm, in December 2005, we articulated the objectives of our long-term equity incentive program and analyzed the effectiveness of our equity compensation programs in light of those objectives. We view our equity compensation programs as (i) a tool for competitive positioning, retention, and linkage of executive compensation to long-term share price movement, and (ii) a means by which to minimize compensation expense and cash impact to the Company compared to the value delivered to the executive. We determined that, despite the change in accounting treatment, stock options best meet the objectives of our long-term incentive program. We also concluded that a mix of time-based vesting and performance-based vesting was the most effective method for creating the desired results for our long-term equity incentive program.

Each year, the Compensation Committee reviews the total stock pool available for option grants. Executive stock options are approved by the Compensation Committee at an exercise price equal to the closing price of our common stock on the NASDAQ Global Market on the date of grant. The effective date of all option grants to executives is the date the Compensation Committee approves such grants, unless a future date is so designated by the Compensation Committee. We do not have a practice of timing stock option grants to our executives in coordination with the release of nonpublic information. The Compensation Committee’s schedule for meetings is determined in advance in conjunction with our quarterly Board of Directors meetings. These meetings are typically scheduled after our quarterly earnings announcements. The proximity of any awards to other market events is coincidental.

The number of stock options granted is determined using market data and ranges established for each job grade. The stock option guidelines are then reviewed and approved by the Compensation Committee, including stock option grants for officers newly hired. New-hire executive stock option grants have an effective date of the date of Compensation Committee approval of the stock option for the individual executive or the hire date of the executive, whichever is later.

The 2008 stock option grants were approved by the Compensation Committee in a meeting on February 12, 2008 and the Compensation Committee determined the grant date of the options would be February 12, 2008. A total of 165,000 options were granted to our executive officers. Each of the options has a term of five (5) years and becomes exercisable as to 25% of the total shares one year from the date of grant and as to an additional 1/48th of the total shares each month thereafter, subject to the executive’s continuous employment following the date of grant.

Additionally, on January 21, 2008, in connection with the hiring of our new Chief Financial Officer, we issued an option exercisable for 150,000 shares of our common stock. The option has a term of seven years and vests as to 25% of the total on the first anniversary of the grant date and as to an additional 1/48 of the total each month thereafter, with full vesting occurring on the fourth anniversary of the grant date.

The option agreements pursuant to which awards were granted contain an accelerated vesting provision triggered if the officer involuntarily loses his/her job, or voluntarily resigns due to a significant change in job responsibilities, within 12 months of a change-in-control.

See the table captioned “Grants of Plan-Based Awards for the Fiscal Year Ended December 31, 2008” for a detailed summary of the stock options granted to the NEOs during 2008.

Restricted Stock Awards for 2008

Our Stock Incentive Plan provides for the granting of restricted stock to officers, employees and consultants including non-employee board members. Restricted stock grants to executive officers are another form of equity compensation that we use periodically to better align the interests of senior management with the short-term and long-term objectives of our shareholders.

On January 21, 2008, in connection with the hiring of our new Chief Financial Officer, we issued 100,000 shares of restricted stock, which vest as to 25% of the total on the first anniversary of the grant date and as to an additional 1/48 of the total each month thereafter, with full vesting occurring on the fourth anniversary of the grant date.

The agreement pursuant to which this award was granted contains an accelerated vesting provision triggered if the officer involuntarily loses his/her job, or voluntarily resigns due to a significant change in job responsibilities, within 12 months of a change-in-control.

In addition, we have an Officer and Director Stock Ownership Program designed to increase the level of stock ownership in the company and to foster and promote long-term financial success of the company by attracting and retaining outstanding executive leadership. This program contains a matching provision in which we issue one share of company stock for every two shares of company stock (rounded up to the nearest whole share) purchased by the officer or Director up to a maximum of 5,000 shares each year. The term “purchase” means any acquisition pursuant to the exercise of any stock option awarded under one or more of our stock option or incentive plans, or any open market purchase that has been pre-approved by the Compliance Officer. The purchased shares are referred to as “matched shares.” Each share of restricted stock granted under this program vests at the end of the three-year period commencing on the date the officer or Director makes the qualifying purchase, provided that the participant has maintained continuous service as an elected or appointed officer or Director throughout the three-year period and the participant continues to hold the matched shares. No shares were issued pursuant to this plan to the NEOs during 2008 and 15,000 shares were issued to Directors.

See the table captioned “Grants of Plan-Based Awards for the Fiscal Year Ended December 31, 2008” for a detailed summary of all restricted stock awarded to the NEOs during 2008.

Stock Option Change-in-Control Agreements

The stock option agreements of all executive officers provide that all options held that were granted prior to December 31, 2005 shall become immediately exercisable, without regard to any contingent vesting provision to which such option may otherwise be subject, in the event of the occurrence of a change-in-control. Vesting acceleration, if any, of options granted on or after January 1, 2006, is determined by the Compensation Committee in granting each particular option. The stock option agreements for options granted to our executive officers in 2008 contain a “double trigger” accelerated vesting provision that provides for acceleration of vesting if the officer involuntarily loses his/her job, or voluntarily resigns due to significant change in job responsibilities or other “good reason”, within 12 months of a change-in-control. In addition, except for the restricted shares granted to Mr. O’Malley and Mrs. Prentice as part of their employment agreements, any unvested restricted stock will become fully vested immediately prior to the consummation of a change-in-control. The restricted shares granted to Mr. O’Malley and Mrs. Prentice upon joining the Company will fully vest if a change-in-control transaction is completed during the vesting period in which the Company is acquired for a price equal to or above $4.00 per share.

Executive Severance Pay Plan

We believe that companies should provide reasonable severance benefits to employees. With respect to NEOs, these severance benefits should reflect the fact that it may be difficult for an NEO to find comparable employment within a short period of time. Our goal is to offer severance benefits for our NEOs that are competitive with those offered at other companies in our industry and of our size. The Executive Severance Pay Plan (the “Executive Plan”) provides for the payment of severance benefits to persons currently serving as executives of InFocus. Under the Executive Plan, covered executives are entitled to receive severance benefits in the event their employment is terminated without cause. In addition, a covered executive is entitled to severance benefits in the event the executive terminates his/her employment for “good reason” within 18 months after a “change-in-control.” “Good reason” is defined as one of the following occurrences: (i) substantial alteration of the executive’s duties or responsibilities; (ii) material reduction of the executive’s pay or benefits; (iii) relocation of the executive’s place of employment by more than 35 miles; or (iv) failure to pay the executive’s compensation within 10 days of the date it is due.

For all NEOs the amount of severance payable under the Executive Plan is 12 months of salary continuation. In addition to salary continuation, the executives receive a lump sum payment covering the cost of continuing the executive’s health insurance during the period of salary continuation, as well as outplacement services for the salary continuation period. The amount of severance pay is subject to reduction in the event any portion of the payment would be subject to the excise tax imposed pursuant to Rule 280(g) promulgated under the Internal Revenue Code.

In order to receive severance under the Executive Plan, covered executives must sign a release of any claims against the Company. In addition, severance payments may be immediately terminated in the event the executive discloses any of our confidential information or violates certain non-competition provisions. There is a six-month delay in the commencement of payment of benefits to any executive who is a “specified employee” as that term is used in Section 409A of the Internal Revenue Code.

Perquisites and Other Benefits

Annually, we review any perquisites that senior management receives. The primary perquisites for executive level positions are reimbursements of certain expenses (e.g. tax preparation, annual physicals). We believe that access to tax preparation assistance helps maximize the net financial reward to the NEO of the compensation they receive. The amounts related to tax preparation and annual physicals were de minimis in 2008. In addition, to the extent we have executives who are on assignment in a country other than their home country, they are provided housing and other benefits similar to those typically allotted to an expatriate. In the case of Mr. O’Sullivan, who is currently located in our Singapore office, he receives a monthly allowance to be used for housing, living and transportation expenses. In 2008, Mr. O’Sullivan received allowances of $82,988 for housing and living expenses and $29,635 for transportation expenses.

EXECUTIVE COMPENSATION SUMMARY INFORMATION

The following table provides certain summary information concerning compensation awarded to, earned by or paid to our (i) Principal Executive Officer (“PEO”); (ii) our Principal Financial Officer (“PFO”); (iii) two additional highly compensated executive officers, other than our PEO and PFO, who were serving as executive officers at the end of the last completed fiscal year and whose total compensation was greater than $100,000; and (iv) one additional person who served as our PFO during 2008 (herein referred to as the “named executive officers” or “NEOs”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non- Equity Incentive Plan Compen- sation ($)	All Other Compen- sation ($)(2)	Total ($)
Robert G. O’Malley(3)	2008	$395,000	$98,750	$128,734	$101,182	$—	$119,859	$843,525
President and CEO	2007	91,154	85,000	32,626	25,710	—	22,780	257,270
	2006	—	—	—	—	—	—	—

Lisa K. Prentice(4)	2008	240,000	—	37,074	29,079	—	7,753	313,906
Senior Vice President, Finance, Chief Financial Officer and Secretary	2007	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—

Joseph O’Sullivan	2008	308,241	—	95,339	67,503	—	112,623	583,706
Vice President of Global Operations, General Manager Asia Sales and Acting COO	2007	297,298	—	208,979	49,289	66,892	108,625	731,083
	2006	245,533	—	31,964	34,490	—	83,319	395,306

Steve Stark	2008	240,000	—	44,961	46,472	—	9,005	340,438
Vice President, Engineering	2007	226,731	—	68,836	27,252	54,000	7,670	384,489
	2006	210,000	—	—	22,129	—	8,905	241,034

Mark H. Perry(5)	2008	85,853	—	—	—	—	—	85,853
Former Interim Chief Financial Officer	2007	185,539	—	—	—	—	49,939	235,478
	2006	—	—	—	—	—	—	—

(1)	Represents the value of stock compensation expense recognized in our 2008 financial statements for restricted stock and stock options in accordance with SFAS No. 123R. See Note 15 of Notes to Consolidated Financial Statements included in our Annual Report for the year ended December 31, 2008 for the valuation assumptions and other information related to our stock and option awards during 2008.

(2)	All Other Compensation in 2008 included the following:

Name	Insurance Premiums	401(k) Match	Foreign Service Assignment Compen- sation	Relo- Cation	Total
Robert G. O’Malley	$5,483	$6,000	$—	$108,376	$119,859
Lisa K. Prentice	1,753	6,000	—	—	7,753
Joseph O’Sullivan	—	—	112,623	—	112,623
Steve Stark	3,005	6,000	—	—	9,005
Mark H. Perry	—	—	—	—

(3)	Mr. O’Malley’s employment with InFocus began October 1, 2007. Mr. O’Malley’s 2007 bonus represents a signing bonus upon joining InFocus and his 2008 bonus represents a guaranteed bonus following six months continuous employment.

(4)	Ms. Prentice’s employment with InFocus began on January 17, 2008.

(5)	Mr. Perry’s employment with InFocus began on June 29, 2007 and terminated on March 18, 2008 upon the hiring of a permanent CFO and filing of the 2007 Form 10-K.

Equity Securities Authorized for Issuance

The following table summarizes equity securities authorized for issuance with respect to compensation plans as of December 31, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	3,524,667	$3.66	1,462,811
Equity compensation plans not approved by shareholders	—	—	—

Total	3,524,667	$3.66	1,462,811

Grants of Plan-Based Awards for the Fiscal Year Ended December 31, 2008

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Secur- ities Under- lying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Robert G. O’Malley		$—	$197,500	$—	—	—	—	—		—		$—	$—

Lisa K. Prentice	01/21/08	—	108,000	—	—	—	—	—		150,000	(1)	1.57	116,250
	01/21/08	—	—	—	—	—	—	100,000	(2)	—		—	157,000

Joseph O’Sullivan	02/12/08	—	199,393	—	—	—	—	—		90,000	(3)	1.69	64,053

Steve Stark	02/12/08	—	—	—	—	—	—	—		75,000	(3)	1.69	53,378

Mark H. Perry	—	—	—	—	—	—	—	—		—		—	—

(1)	This award vests as to 25% of the total on the first anniversary of the grant date and as to an additional 1/48 of the total each month thereafter, with full vesting occurring on the fourth anniversary of the grant date. This option award expires seven years after the grant date.

(2)	This award vests as to 25% of the total on the first anniversary of the grant date and as to an additional 1/48 of the total each month thereafter, with full vesting occurring on the fourth anniversary of the grant date.

(3)	This award vests as to 25% of the total on the first anniversary of the grant date and as to an additional 1/48 of the total each month thereafter, with full vesting occurring on the fourth anniversary of the grant date. This option award expires five years after the grant date.

Outstanding Equity Awards at Fiscal Year-End as of December 31, 2008

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($/Sh)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)
Robert G. O’Malley	156,250	343,750	(1)	$1.70	09/29/14	—		$—
	—	—		—	—	206,250	(1)	162,731
	—	—		—	—	5,000	(2)	3,975

Lisa K. Prentice	—	150,000	(9)	1.57	01/21/15	—	(3)	—
	—	—		—	—	100,000	(4)	78,900

Joseph O’Sullivan	—	90,000	(10)	1.69	02/12/13	—		—
	29,688	45,312	(5)	2.46	05/31/12	—		—
	30,000	—		6.90	10/27/09	—		—
	30,000	—		6.53	02/17/10	—		—
	22,396	2,604	(6)	3.50	05/03/10	—		—
	29,250	750	(7)	3.95	01/03/11	—		—
	—	—		—	—	15,000	(8)	11,835

Steve Stark	—	75,000	(10)	1.69	02/28/13	—		—
	19,792	30,208	(5)	2.46	05/31/12	—		—
	2,000	—		6.31	07/16/08	—		—
	2,625	—		4.31	10/14/08	—		—
	187	—		8.44	03/26/09	—		—
	900	—		19.56	07/16/09	—		—
	12,188	2,812	(6)	3.50	09/13/10	—		—
	19,500	500	(7)	3.95	01/03/11	—		—
	2,000	—		5.44	05/23/08	—		—
	1,250	—		17.28	02/25/12	—		—
	500	—		21.06	02/24/11	—		—
	3,000	—		21.81	01/24/11	—		—
	1,200	—		42.00	10/18/10	—		—
	1,500	—		16.12	07/18/11	—		—
	2,000	—		18.51	01/24/12	—		—
	2,000	—		12.88	04/19/12	—		—
	3,000	—		5.44	05/23/08	—		—
	2,000	—		8.28	07/27/09	—		—
	4,500	—		6.48	12/07/09	—		—
	1,000	—		28.00	02/25/10	—		—

Mark H. Perry	—	—		—	—	—		—

(1)

This award vests as to 25% of the shares covered on the first anniversary of the grant date and 1/48th per month thereafter over the remaining three years, with full vesting occurring on September 29, 2011.

(2)	This award was granted pursuant to our Officer and Director Stock Ownership Program and vests fully at the end of the three-year period commencing on the date the officer or Director makes the qualifying purchase, provided that the participant has maintained continuous service as an elected or appointed officer or Director throughout the three-year period and the participant continues to hold the matched shares.

(3)

This award vests as to 25% of the shares covered on the first anniversary of the grant date and 1/48th per month thereafter over the remaining three years, with full vesting occurring on January 21, 2012.

(4)

This award vests as to 25% of the shares covered on the first anniversary of the grant date and 1/48th per month thereafter over the remaining three years, with full vesting occurring on January 21, 2012.

(5)

This option award vests as to 25% of the total shares on the first anniversary of the grant date and 1/48th per month thereafter over the remaining three years, with full vesting occurring on May 31, 2011.

(6)	This option vests as to 2.08% of the total shares covered by this grant per month with full vesting occurring on September 13, 2009.

(7)	This option vested as to 40% of the total shares covered on January 3, 2007 and then as to 2.5% of the total shares covered at the end of each following month, with full vesting occurring on January 3, 2009.

(8)	This award vested as to 1/3rd of the total on February 3, 2008 and will vest as to an additional 1/3rd of the total on each of February 3, 2009 and 2010.

(9)

This option vests as to 25% of the shares covered on the first anniversary of the grant date and 1/48th per month thereafter over the remaining three years, with full vesting occurring on January 21, 2012.

(10)

This option vests as to 25% of the shares covered on the first anniversary of the grant date and 1/48th per month thereafter over the remaining three years, with full vesting occurring on February 12, 2012.

Option Exercises and Stock Vested for the Year Ended December 31, 2008

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert G. O’Malley	—	—	93,750	$116,938
Lisa K. Prentice	—	—	—	—
Joseph O’Sullivan	—	—	60,000	98,700
Steve Stark	—	—	42,500	71,175
Mark H. Perry	—	—	—	—

Potential Payments on Termination or Change-in-Control

The Executive Plan governs payments to executives in the event of termination without cause or in connection with a change-in-control. Under the Executive Plan, all NEOs receive the amount of severance equivalent to 12 months of salary continuation. In addition to salary continuation, the executives receive a lump sum payment covering the cost of continuing the executive’s health insurance during the period of salary continuation as well as outplacement services.

The stock option agreements of all executive officers provide that all options held that were granted before December 31, 2005 shall become immediately exercisable, without regard to any contingent vesting provision to which such option may otherwise be subject, in the event of a change-in-control. Vesting acceleration, if any, of options granted on or after January 1, 2006, is determined by the Compensation Committee in granting each particular option. The stock option agreements for options granted to our executive officers in 2007 and 2008 contain a “double trigger” accelerated vesting provision that provides for acceleration of vesting if the officer involuntarily loses his/her job, or voluntarily resigns due to significant change in job responsibilities or other “good reason” within 12 months of a change-in-control.

The stock options granted to Mr. O’Malley and Mrs. Prentice as part of their employment agreements include the same “double trigger” acceleration of vesting provisions, provided that 25% of the total shares will vest if the conditions are met during the first year of employment, 66% of the total shares will vest if the conditions are met in during the second year of employment and 100% of the total shares will vest if the conditions are met in the third year of employment. In addition, except for the restricted shares granted to Mr. O’Malley and Mrs. Prentice as part of their employment agreements, any unvested restricted stock will become fully vested immediately prior to the consummation of a change-in-control. The restricted shares granted to Mr. O’Malley and Mrs. Prentice upon joining the Company will fully vest if a change-in-control transaction is completed during the vesting period in which the Company is acquired for a price equal to or above $4.00 per share.

The following table provides quantitative disclosure of payouts to NEOs assuming a change-in-control and associated triggering events occurred on December 31, 2008 and the price per share of our common stock is the closing market price on that date.

Name	Severance Payments	Severance Related Benefits	Market Value of Stock Awards	Intrinsic Value of Stock Options that Would Vest(1)	Non-Equity Incentive Plan Awards	Total
Robert G. O’Malley	$395,000	$25,423	$166,676	$—	$—	$587,099
Lisa K. Prentice	260,000	31,827	78,900	—	—	303,662
Joseph O’Sullivan	284,764	31,827	11,835	—	—	328,426
Steve Stark	240,000	31,827	—	—	—	271,827

(1)	All unvested options outstanding at December 31, 2008 had an exercise price that was greater than the fair market value of our common stock on December 31, 2008.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2008, the Compensation Committee of our Board of Directors was composed of:

•	Mr. Behrendt (Committee Chair);

•	Mr. Abouchar;

•	Mr. Berkoff until May 14, 2008;

•	Mr. Hallman;

•	Mr. Ladd; and

•	Mr. Marren.

All members of the Compensation Committee are non-employee, outside Directors. Although Mr. O’Malley, our President and Chief Executive Officer, served on our Board of Directors in 2008 while also an employee and participated in compensation discussions, he did not participate in any deliberations or decisions regarding his own compensation. None of our executive officers served as a director or a member of a compensation committee of any other company for which any of our Directors serves as an executive officer.

TRANSACTIONS WITH RELATED PERSONS

It is our policy, as set forth in our Code of Conduct and our Audit Committee Charter, that officers and Directors disclose and obtain advance approval from the Audit Committee for any situation involving a transaction with the Company where an officer or Director could potentially have a personal interest, including any transaction that would require disclosure under Item 404 of Regulation S-K. Directors must also excuse themselves from participation in any decision in which a personal interest may be involved. There were no such transactions disclosed to, or reviewed by, the Audit Committee during 2008.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our Directors and executive officers and persons who own more than ten percent of the outstanding shares of our common stock (“ten percent shareholders”) to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of shares of our common stock and other equity securities. To our knowledge, based solely on review of the copies of such reports furnished to us or otherwise in our files and on written representations from our Directors, executive officers and ten percent shareholders that no other reports were required, during the fiscal year ended December 31, 2008, our officers, Directors and ten percent shareholders complied with all applicable Section 16(a) filing requirements.

Annex B

[Thomas Weisel Partners Letterhead]

April 10, 2009

Board of Directors

InFocus Corporation

27500 SW Parkway Avenue

Wilsonville, OR 97070

Gentlemen:

We understand that InFocus Corporation, an Oregon corporation (the “Company”), Image Holdings Corporation, an Oregon corporation (“Parent”), and IC Acquisition Corp., an Oregon corporation and a wholly owned subsidiary of Parent (“Purchaser”), have entered into an Agreement and Plan of Merger, dated April 10, 2009 (the “Merger Agreement”), pursuant to which the Purchaser will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares (the “Company Shares”) of the Company’s common stock, without par value, at a price per Company Share of $0.95, net to the holder thereof in cash, without interest (the “Consideration”). Following the consummation of the Offer, Purchaser will be merged with and into the Company with the Company as the surviving corporation as contemplated by the Merger Agreement (the “Merger”), and each Company Share that is not tendered and accepted pursuant to the Offer (other than shares held by the Company, Parent, Purchaser or any of their respective subsidiaries or any shareholder who properly demands appraisal rights) will be converted into the right to receive an amount in cash equal to the Consideration. The terms and conditions of the Offer and the Merger are set forth in more detail in the Merger Agreement.

You have asked us for our opinion as investment bankers as to whether the Consideration to be received by the shareholders of the Company (other than the Company, Parent, Purchaser or any of their respective subsidiaries or any shareholder who properly demands appraisal rights) in the Offer and the Merger is fair to such shareholders from a financial point of view, as of the date hereof.

In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company, including certain consolidated financial statements and certain other relevant financial and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) compared the Company from a financial point of view with certain other companies which we deemed to be relevant; (iv) considered the financial terms, to the extent publicly available, of selected recent business combinations which we deemed to be comparable, in whole or in part, to the Offer and the Merger; (v) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature regarding the Company, furnished to us by it, including financial forecasts and related assumptions of the Company; (vi) made inquiries regarding and discussed the Offer, the Merger and the Merger Agreement and other matters related thereto with the Company’s counsel; (vii) reviewed the reported price and trading activity for the Company Shares; and (viii) performed such other analyses and examinations as we have deemed appropriate.

In connection with our review, we have not assumed any obligation independently to verify, and have not independently verified, the foregoing information and have relied on this information being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to us by the Company’s management, upon the Company’s advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company’s management at the time of preparation as to the future financial performance of the

B - 1

Board of Directors

InFocus Corporation

April 10, 2009

Company and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Offer, the Merger and the Merger Agreement, including the legal status and financial reporting of litigation involving the Company. We have assumed that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such appraisals. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

We have further assumed with your consent that the Offer and the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Company, Parent or Purchaser of any of the conditions to their obligations thereunder.

We have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Offer. In the ordinary course of our business, we actively trade the equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have performed various investment banking services for the Company including advising with respect to the terms of a shareholder rights plan which was approved by the Board of Directors of the Company on January 6, 2009.

Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be received by the shareholders of the Company (other than the Company, Parent, Purchaser or any of their respective subsidiaries or any shareholder who properly demands appraisal rights) pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view, as of the date hereof.

This opinion has been approved by an authorized committee of Thomas Weisel Partners LLC. It is directed to the Board of Directors of the Company in its consideration of the Offer and the Merger and is not a recommendation to any stockholder as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer or as to how such stockholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Consideration to the shareholders and does not address the relative merits of the Offer, the Merger and any alternatives to the Offer and the Merger, the Company’s underlying decision to proceed with or effect the Offer, the Merger, any other transaction as compared to the Offer or the Merger, or any other aspect of the transactions contemplated by the Merger Agreement. In addition, this opinion does not address the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company; nor does it address the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by, or any equity issued to, any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the Consideration. This opinion may not be used or referred to by the Company, or quoted or disclosed to any person

B - 2

Board of Directors

InFocus Corporation

April 10, 2009

in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any solicitation/recommendation statement or proxy statement of the Company filed with the Securities and Exchange Commission in connection with Offer or the Merger.

Very truly yours,

/s/ Thomas Weisel Partners LLC
THOMAS WEISEL PARTNERS LLC

B - 3